   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              VOICETEK CORPORATION
             (Exact name of registrant as specified in its charter)

         MASSACHUSETTS                      3661                        04-2752861
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                            ------------------------

                                 19 ALPHA ROAD
                              CHELMSFORD, MA 01824
                                 (508) 250-9393
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                               SHELDON L. DINKES
                            Chief Executive Officer
                              VOICETEK CORPORATION
                                 19 Alpha Road
                              Chelmsford, MA 01824
                                 (508) 250-9393
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                            ------------------------

      ANTHONY J. MEDAGLIA, JR., ESQUIRE                PHILIP P. ROSSETTI, ESQUIRE
         HUTCHINS, WHEELER & DITTMAR                        HALE AND DORR LLP
          A Professional Corporation                         60 State Street
              101 Federal Street                       Boston, Massachusetts 02109
         Boston, Massachusetts 02110                          (617) 526-6000
                (617) 951-6600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are to be offered pursuant to a dividend or interest reinvestment plan, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
        SECURITIES            AMOUNT TO BE   OFFERING PRICE PER AGGREGATE OFFERING   REGISTRATION
     TO BE REGISTERED        REGISTERED(1)        SHARE(2)          PRICE(2)           FEE
-------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value
  per share................  2,875,000 shares       $12.00        $34,500,000        $10,455
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Includes an aggregate of 375,000 shares which the Underwriters have the option to purchase from the Selling Stockholders solely to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              VOICETEK CORPORATION

                             CROSS-REFERENCE SHEET
        (PURSUANT TO ITEM 501 OF REGULATION S-K SHOWING THE LOCATION IN
    THE PROSPECTUS OF THE RESPONSES TO THE ITEMS IN PART I OF THE FORM S-1)

         ITEM NUMBER AND HEADING ON FORM S-1                 LOCATION IN PROSPECTUS
      ------------------------------------------  --------------------------------------------
1.    Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....  Outside Front Cover Page of Prospectus
2.    Inside Front Cover and Outside Back Cover
      Pages of Prospectus.......................  Inside Front Cover and Outside Back Cover
                                                  Pages of Prospectus
3.    Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........  Prospectus Summary; Risk Factors
4.    Use of Proceeds...........................  Prospectus Summary; Use of Proceeds
5.    Determination of Offering Price...........  Outside Front Cover Page of Prospectus;
                                                  Underwriting
6.    Dilution..................................  Risk Factors; Dilution
7.    Selling Security Holders..................  Principal and Selling Stockholders
8.    Plan of Distribution......................  Outside Front Cover Page; Underwriting
9.    Description of Securities to be
      Registered................................  Capitalization; Description of Capital Stock
10.   Interests of Named Experts and Counsel....  Not Applicable
11.   Information with Respect to the
      Registrant................................  Outside Front Cover Page of Prospectus;
                                                  Prospectus Summary; Risk Factors; The
                                                  Company; Use of Proceeds; Dividend Policy;
                                                  Capitalization; Dilution; Selected Financial
                                                  Data; Management's Discussion and Analysis
                                                  of Financial Condition and Results of
                                                  Operations; Business; Management; Certain
                                                  Transactions; Principal and Selling
                                                  Stockholders; Description of Capital Stock;
                                                  Shares Eligible for Future Sale; Financial
                                                  Statements
12.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1997
                                2,500,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            ------------------------

     Of the 2,500,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Voicetek Corporation ("Voicetek" or the "Company") and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "VCTK."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                         PROCEEDS TO
                                           PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                            PUBLIC       DISCOUNT(1)      COMPANY(2)     STOCKHOLDERS
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
Total(3)...............................        $              $               $               $
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting offering expenses payable by the Company, estimated at $750,000.
(3) The Selling Stockholders have granted an option to the Underwriters exercisable within 30 days of the date hereof, to purchase up to 375,000 additional shares of Common Stock solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling
    Stockholders will be $      , $      and $      , respectively. See
    "Underwriting."

                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares of Common Stock will be made against payment on or about            ,
1997, at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                            ------------------------

OPPENHEIMER & CO., INC.                                 FIRST ALBANY CORPORATION

                The date of this Prospectus is           , 1997

[ARTWORK DEPICTING:

     1. Various phrases referencing certain aspects of telecommunications services;

     2. Four photographs depicting people using telecommunications devices;

     3. "Interactive communications for Business and its Customers. Voicetek develops, markets and supports interactive communications systems. The Company's products enable telecommunications service providers to rapidly deploy value added services and commercial organizations to extend the automation of information access, improve service, lower operating costs and differentiate their service offerings to their customers."

     4. The Voicetek logo

     5. Nine photographs depicting people using business solutions and network services with telecommunications devices, and corporate enterprise communications systems.

     6. Schematic diagram representing the Company's interactive communications system.

     7. "Generations provides the software development tools and deployment platform which permit rapid deployment, prototyping and development of interactive communications applications in AIN, corporate enterprise and call center environments. Interactive communications systems, integrated with the AIN, have given Telcos the ability to deploy new product and service offerings which leverage their installed customer and network infrastructure base. Interactive communications systems are increasingly being employed by organizations to provide broad, convenient and efficient access to their enterprise information while helping to differentiate their products and services and reduce costs."]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Generations(R) and VTK(R) are registered trademarks of the Company, and the Voicetek logo is a trademark of the Company. This prospectus contains other product names and trade names and trademarks of the Company and of other organizations.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, or the context otherwise requires, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the two-for-three stock split
of the Common Stock to be effected on March   , 1997 and (iii) assumes the
conversion in full of the Company's outstanding Preferred Stock into shares of Common Stock immediately prior to the consummation of this offering.

     Voicetek Corporation ("Voicetek" or the "Company") develops, markets and supports interactive communications systems. The Company's products enable telecommunication service providers ("Telcos") to rapidly deploy value added services and commercial organizations to extend the automation of information access, improve service, lower operating costs and differentiate their service offerings to their customers. The Company's Generations(R) software is a scalable, client server platform which is open and fault resilient and provides customers, employees and business partners with access to information, products and services by using a variety of methods, including telephone, fax, electronic mail, paging and Web browsers. Generations permits rapid development and deployment of interactive communications applications for use in wireless and wireline environments, Advanced Intelligent Networks ("AIN") and corporate enterprise and call center environments. The Company integrates Generations with its VTK family of telephony servers, or third-party servers, to support medium to large-scale system deployments. Voicetek also provides consulting, training and maintenance services for application development and on-going support of the Company's products.

     Interactive communications systems are increasingly being employed by organizations to provide broad, convenient and efficient access to their enterprise information while helping to differentiate their products and services and reduce costs. At the same time, Telcos are facing a more competitive and dynamic marketplace. New interactive communications systems integrated with the AIN have given Telcos the ability to deploy new product and service offerings which leverage their installed customer and network base. To effectively provide automated access to an organization's broad information infrastructure and maximize revenue generating potential, interactive communications systems must (i) be scalable to support large volumes of inquiries (both voice and data), (ii) be open to permit integration with a wide variety of telephony and computing technologies, (iii) employ a wide range of access methods and (iv) be flexible to adapt to the needs of the enterprise.

     Voicetek employs a strategy of leveraged selling primarily through original equipment manufacturers ("OEMs") (e.g., Open Development Corporation and Microlog Corporation), telephone switch manufacturers (e.g., Rockwell International), computer system vendors (e.g., Digital Equipment Corporation), selected systems integrators and value added resellers ("VARs") (e.g., Andersen Consulting and Logica) as well as direct selling to large organizations. Representative applications include automated directory assistance, voice dialing, personal number service, bank by phone, discount stock trading, stock quotes, account inquiry order fulfillment, fax-on-demand, product information, scheduling, labor reporting, service ordering and dispatch.

     Voicetek was founded in 1981. The Company's address is 19 Alpha Road, Chelmsford, Massachusetts 01824 and its telephone number is (508) 250-9393.

                                  THE OFFERING

Common Stock offered by the Company.....................  2,000,000 shares
Common Stock offered by the Selling Stockholders........  500,000 shares
Common Stock to be outstanding after the offering.......  7,028,885 shares(1)
Use of proceeds.........................................  To repay an aggregate of approxi-
                                                          mately $3.1 million of senior
                                                          indebtedness and for working
                                                          capital and other general corporate
                                                          purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  VCTK

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                    1992      1993      1994      1995      1996
                                                   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Total revenues...................................  $ 3,285   $ 4,769   $10,056   $15,721   $22,101
Income (loss) from operations....................   (1,983)   (1,574)      886     1,301       922
Net income (loss)................................   (1,997)   (1,588)      854     2,392     4,063
Pro forma net income (loss) per share(2).........                                          $  0.72
Pro forma shares used in per share calculation...                                            5,680

                                                                          DECEMBER 31, 1996
                                                                     ----------------------------
                                                                     ACTUAL     AS ADJUSTED(2)(3)
                                                                     ------     -----------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $   --         $  16,618
Working capital....................................................   4,596            24,070
Total assets.......................................................  16,015            32,633
Redeemable convertible preferred stock.............................  11,297                --
Total stockholders' equity (deficit)...............................  (3,126)           27,881

---------------

(1) Excludes (i) 1,091,034 shares of Common Stock reserved for issuance under the Company's 1992 Equity Incentive Plan (of which options to purchase 721,109 shares of Common Stock were outstanding and options to purchase 459,631 shares of Common Stock were exercisable at December 31, 1996); (ii) 333,333 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan (none of which was been granted at December 31,
    1996); (iii) 60,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan for Non-Employee Directors and Clerk (of which options to purchase 38,666 shares of Common Stock have been granted, none of which was exercisable at December 31, 1996); and (iv) 166,666 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. Includes 1,125 shares which were acquired upon the exercise of options during January 1997. See "Management--Stock Option Plans."

(2) Gives effect to the conversion of all outstanding shares of Preferred Stock into an aggregate of 4,576,844 shares of Common Stock upon the consummation of this offering.

(3) Adjusted to give effect to the issuance and sale of the 2,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $11.00 per share, less the underwriting discount and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy," "Business -- Sales and Marketing," and "Business -- Engineering, Research and Product Development," as well as the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

     Fluctuations in Quarterly Operating Results. The Company's quarterly operating results may fluctuate due to a variety of factors, including the timing of new product announcements and introductions by the Company, its major customers or its competitors, delays in new product introductions by the Company, market acceptance of new or enhanced versions of the Company's products, changes in the product or customer mix of sales, delay, cancellation or acceleration of customer orders, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development and sales and marketing expenses associated with new product introductions, the mix of distribution channels through which the Company's products are sold, purchasing patterns of OEMs, VARs, system integrators and distributors and the hiring and training of additional staff as well as general economic conditions. In addition, the Company has often recognized a substantial portion of its revenues in the last month of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, and revenues for any future quarter are not predictable with any degree of certainty. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations in any particular quarter and, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. In addition, most of the Company's sales are in the form of large orders with short delivery times and the Company's ability to determine the timing of individual customer orders is limited. All of the above factors are difficult for the Company to forecast and these and other factors can materially adversely affect the Company's business, financial condition and results of operations for one quarter or a series of quarters. The Company's expense levels are based in part on its expectations regarding future sales and are fixed in the short term to a large extent. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to the Company's expectations or any material delay of customer orders could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company is typically able to deliver a standard interactive communications system within 14 days of receipt of the order and, therefore, does not customarily have a significant long-term backlog. To achieve its sales objective, the Company is dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, the Company's agreements with its OEMs, VARs, system integrators and distributors typically provide that they may change delivery schedules and cancel orders within specified timeframes, typically up to 30 days prior to the scheduled shipment date, without significant penalty. The Company's OEMs, VARs, system integrators and distributors have in the past built, and may in the future build, significant inventory for a number of reasons. Decisions by such OEMs, VARs, system integrators and distributors to reduce their inventory levels could lead to reductions in purchases from the Company. These reductions, in turn, could cause fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, financial condition and results of operations in the periods in which the inventory is reduced.

     There can be no assurance that the Company will be able to grow its level of revenues or sustain its level of profitability, or even maintain profitability, in the future. Increases in operating expenses are expected to continue and, together with pricing pressures, may result in a decrease in operating income. In addition, it is possible that, in some future quarter, the Company's operating results will be below the expectations of public market analysts and investors. In such event the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Indirect Distribution. The Company markets and sells products domestically and internationally primarily through resellers, such as OEMs, VARs, systems integrators and distributors. The number of qualified resellers in certain countries is limited. Resellers typically are not effective at selling the Company's products until they have been trained and have successfully completed several sales. The Company's performance depends in part on attracting, retaining and motivating such resellers. Certain of the Company's resellers may also act as resellers for competitors of the Company and could devote greater effort and resources to marketing competitive products. The Company's resellers are generally provided discounts and occasionally are entitled to special pricing or distribution arrangements, the effect of which is to decrease the Company's gross margins. Although the Company has contractual relationships with many of its resellers, these agreements do not require the resellers to purchase the Company's products and can generally be terminated on short notice by the reseller. There can be no assurance that resellers will continue to market the Company's products or devote the resources necessary to provide effective sales and marketing support to the Company. In addition, the Company is dependent on the continued viability and financial stability of its resellers, many of which are small organizations with limited capital. The loss of any key reseller could adversely affect the Company's business.

     The Company's sales through OEMs, VARs, systems integrators and distributors for the year ended December 31, 1996 accounted for approximately 50% of the Company's net sales. In addition, for the year ended December 31, 1996, sales to five customers accounted for approximately 58.9% of the Company's net sales. Because of the Company's sales and marketing approach, these percentages may not decrease in the near future. The Company, therefore, depends on receiving large orders from large customers and there can be no assurance that such sales will continue. Accordingly, there can be no assurance that these factors will not materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

     Management of Growth. The Company has recently experienced and may continue to experience growth in the number of its employees and scope of its operations. In particular, the Company intends to increase its sales, marketing, engineering and support staff. These increases will result in increased responsibilities for management. To manage potential future growth effectively, the Company must improve its operational, financial and management information systems and must hire, train, motivate and manage a growing number of employees. There can be no assurance that the Company will be able to effectively achieve or manage any such growth, and failure to do so could delay product development cycles or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

     Reliance on Key Personnel. The Company's success during the foreseeable future will depend largely upon the continued services of its executive officers, each of whom has entered into an employment agreement with the Company. None of the employment agreements contains non-competition covenants. The Company does not have key-man life insurance on its executive officers. Although the Company's executive officers and key personnel have extensive experience in the industry, the length of employment of certain employees at the Company is relatively short. The Company's success will also depend in part on its ability to attract and retain qualified managerial, technical and sales and marketing personnel, for whom competition is intense. In particular, the current availability of qualified sales and engineering personnel is limited. The Company has recently hired a significant number of sales and marketing personnel and the Company's success will depend in part on the Company's ability to train and integrate new hires into the Company's business. The Company's business, financial condition and results of operations could be materially adversely affected if the Company were unable to attract, hire, assimilate and train these personnel in a timely manner. See "Management."

     Highly Competitive Market Environment. The market for interactive communications systems is highly competitive. Certain of the Company's competitors have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company's present or future competitors will not exert increased competitive pressures on the Company. In particular, the Company may in the future experience pricing pressures as the markets in which it competes mature, as new technologies are introduced or for other reasons, and such price competition could materially and adversely affect the Company's market share, business, financial condition and results of operations. In addition, many suppliers of voice mail systems and telecommunications suppliers have added interactive communications capabilities to some of their product offerings and offer interactive communications systems as a component or add-on of an overall sale of a voice mail system or a telecommunications switch. The Company expects that the average sales prices of its products will decline in the future primarily due to increased competition and the introduction of new technologies. Accordingly, the Company's ability to maintain or increase net sales and gross margins will depend in part upon its ability to reduce its cost of sales, to increase unit sales volumes of existing products and to introduce and sell new products. Although the Company believes it has certain marketing, technical and other advantages over many of its competitors, maintaining such advantages will require continued investment by the Company in product innovation and development as well as in sales, marketing and customer support. There can be no assurance that the Company will be successful in such efforts. If the Company is unable to maintain such advantages, it may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     Technological Change, Changing Markets and New Products. The market in which the Company operates is characterized by rapid continual technological change and improvements in hardware and software technology. The Company believes that its future success will depend, in part, upon its ability to expand and enhance the features of its existing products and to develop and introduce new products designed to meet changing customer needs on a cost-effective and timely basis. Failure by the Company to respond on a timely basis to technological developments, changes in industry standards or customer requirement or the introduction or development of superior or alternative technologies could render the Company's existing products, as well as products currently under development, obsolete and unmarketable. There can be no assurance that the Company will respond effectively to technological changes or new product announcements by others or that the Company will be able to successfully develop and market new products or product enhancements and that any new product or product enhancement will gain market acceptance.

     The Company's software products, as with software programs generally, may contain undetected errors or "bugs" when introduced or as new versions are released. Although the Company's current products have not experienced post-release software errors that have had a significant financial or operational impact on the Company, there can be no assurance that such problems will not occur in the future, particularly as the Company's software systems continue to become more complex and sophisticated. Such defective software may result in loss of or delay in market acceptance of the Company's products, warranty liability or product recalls.

     The Company budgets research and development expenditures based on planned product introductions and enhancements; however, actual expenditures may significantly differ from budgeted expenditures. Inherent in the product development process are a number or risks. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will successfully identify, develop or introduce new products or product enhancements. In addition, modifications by the Company of its products to comply with unique customer specifications may detract from its ongoing product development efforts. Future delays in the introduction of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's operating results, particularly on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Lengthy Sales Cycle. The sales cycle for the Company's products (particularly to Telcos) is lengthy and can range from approximately one month to over one year, averaging six to nine months, and is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Company has little or no control. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, the Company may not be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, a lost or delayed sale could have a material adverse effect on the Company's quarterly operating results. Moreover, to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     International Sales. Sales to customers outside the United States accounted for approximately 11% of the Company's total sales for the year ended December 31, 1996. The Company intends to expand its operations outside of the United States and to enter additional international markets, which will require significant management attention and financial resources. The Company expects to commit additional time and development resources to customizing its products for selected international markets and to developing international sales and support channels. There can be no assurance that such efforts will be successful. International operations are subject to a number or risks, including costs of customizing products for foreign countries, dependence on independent resellers, multiple and conflicting regulations regarding telecommunications, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burdens of complying with a variety of foreign laws, the impact of possible recessionary environments in economies outside the United States and political and economic instability. The Company's export sales are currently denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Component Availability and Key Suppliers. In certain instances, despite the availability of multiple supply sources, the Company elects to procure certain components or parts from a single source to maintain quality control or to develop a strategic relationship with a supplier. In particular, Dialogic Corporation ("Dialogic") is the primary supplier of voice boards for the Company's products. Although the Company has entered into supply contracts with Dialogic and certain of its other vendors, the Company has no assurance that components and parts will be available as required, or that prices of such components and parts will not increase. If the Company were to experience significant delays, interruptions or reductions in the supply of certain components and parts purchased from such vendors, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Manufacturing."

     Purchase orders from the Company's customers frequently require delivery quickly after placement of the order. Because the Company does not maintain significant component inventories, when purchase orders include hardware deliverables, delay in shipment by a supplier could lead to lost sales. The Company uses internal forecasts to determine its general materials and components requirements. Lead times for materials and components may vary significantly and depend on factors such as specific supplier performance, contract terms and general market demand for components. If orders vary from forecasts, the Company may experience excess or inadequate inventory of certain materials and components. From time to time, the Company has experienced shortages and allocations of certain components, resulting in delays in fulfillment of customer orders. Such shortages and allocations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Third-Party Claims of Infringement; Limited Protection of Proprietary Rights. The industry in which the Company competes is characterized by a significant level of use of proprietary technology and frequent litigation based on allegations of infringement of such proprietary technologies. From time to time, third parties may assert exclusive copyright, trademark and other intellectual property rights to technologies that are important to the Company. The Company is aware that certain segments of the voice processing industry, particularly voice mail/voice messaging systems, are affected by active and costly litigation, and there can be no assurance that as the Company's interactive communications systems evolve (possibly to include certain voice mail/voice messaging features), the Company will not be required to enter into license agreements or become involved in, or otherwise be affected by, litigation which may or may not be meritorious. In its distribution agreements, the Company typically agrees to indemnify its customers for any expenses or liabilities, generally without limitation, resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially adversely affected.

     The Company relies on a combination of patent, copyright, trademark and trade secret laws, employee confidentiality and third-party nondisclosure agreements and license agreements to protect its proprietary software technology. Nonetheless, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior software technology. The laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of misappropriation of the Company's technology and products more likely. See "Business -- Patents and Other Proprietary Rights."

     Substantial Control By Insiders. After the sale of the shares of Common Stock offered hereby, the Company's officers, directors and principal stockholders will retain voting control of approximately 60.2% of the Company's Common Stock (55.3% if the Underwriters' over-allotment option is exercised in full) and, therefore, will be able to exercise substantial control over the Company's affairs. Accordingly, if such persons act together, they will be able to elect all directors and exercise control over the business policies and affairs of the Company. See "Management -- Executive Officers and Directors" and "Principal and Selling Stockholders."

     Absence of Prior Trading Market; Potential Volatility of Stock
Price. Prior to this offering, there has been no public market for the Company's Common Stock and there can be no assurance that following this offering an active trading market will develop or be maintained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock in the future. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." The market price of the shares of the Company's Common Stock may be highly volatile. Factors such as fluctuations in the Company's quarterly operating results, announcements of technological innovations or new commercial products by the Company or its competitors, and conditions in the markets in which the Company and its customers compete, may have a significant effect on the market price and marketability of the Common Stock. Furthermore, the stock market historically has experienced volatility, which has particularly affected the market prices of securities of many high technology companies and which sometimes has been unrelated to the operating performances of such companies. See "Underwriting."

     Shares Eligible for Future Sale. Sales of the Company's Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock. Immediately after completion of the offering, the Company will have 7,028,885 shares of Common Stock outstanding, of which the 2,500,000 shares offered hereby will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined under Rule 144. The Company, its executive officers, directors and certain current stockholders, who in the aggregate own beneficially 4,468,571 of the remaining outstanding shares of Common Stock and stock options exercisable for an additional 431,998 shares of Common Stock have agreed pursuant to lock-up agreements that they will not sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days from the date of this Prospectus. Such agreements provide that Oppenheimer & Co., Inc. may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to these lock-up agreements. Upon the expiration of these lock-up agreements, 4,900,569 of such shares, including shares issuable pursuant to the exercise of stock options, will become immediately eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144 or Rule 701 under the Securities Act. As soon as practicable after the date of this Prospectus, the Company intends to register on one or more registration statements on Form S-8 all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock and employee stock purchase plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. Shares covered by such registration statement will be eligible for sale in the public market after the effective date of such registration. In addition, the holders of 4,193,791 shares of Common Stock are entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price for the Common Stock. In addition, if the Company is required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their "incidental" registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Management," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

     Immediate and Substantial Dilution. The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will, therefore, incur immediate substantial dilution in net tangible book value per share. See "Dilution."

     No Expectation of Dividends. The Company currently intends to retain any future earnings in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

     Anti-Takeover Provisions; Possible Issuance of Preferred Stock. The Company's Restated Articles of Organization ("Articles of Organization") and Amended and Restated By-laws ("By-laws") contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interest of the stockholders or increase the difficulty of removing members of the Board of Directors or management. After the consummation of this offering, the Board of Directors will have the authority, without further stockholder approval, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to determine the price, rights, preferences and privileges of those shares. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Furthermore, certain provisions of the Articles of Organization, including provisions that provide for the Board of Directors to be divided into three classes to serve for staggered three-year terms, may have the effect of delaying or preventing a change in control of the Company, which could adversely affect the market price of the Common Stock. In addition, the Company is subject to Chapters 110D and 110F of the Massachusetts General Laws, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of such provisions also could have the effect of delaying or preventing a change of control in the Company. See "Description of Capital Stock -- Certain Articles of Organization, By-law and Statutory Provisions Affecting Stockholders."

     Discretion as to Use of Proceeds. The principal purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock, to increase the visibility of the company in the marketplace and to facilitate future access to public equity markets. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than for working capital and general corporate purposes, including repayment of bank indebtedness. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds from this offering. Pending any such uses, the Company plans to invest the net proceeds in the investment grade, interest-bearing securities. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, based upon an assumed initial offering price of $11.00 per share, after deducting underwriting discount and estimated offering expenses payable by the Company, are expected to be $19,710,000. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company expects to use the net proceeds from this offering to repay all of its indebtedness under the Company's Credit Facility with Fleet Bank and for working capital and other general corporate purposes. Under the term portion of the Credit Facility, the Company may borrow up to $1 million, which is due and payable on September 1, 1999, with interest payable quarterly at a fluctuating rate equal to Fleet Bank's prime rate plus one percent. In addition, the Credit Facility allows the Company to borrow up to $5 million on a revolving basis. The revolving portion of the Credit Facility expires, and all outstanding borrowings thereunder are due and payable on September 1, 1997 with interest payable quarterly at a fluctuating rate equal to Fleet Bank's prime rate plus three-quarters of one percent. At December 31, 1996, $377,000 was outstanding under the term portion, and $2.7 million was outstanding under the revolving portion, of the Credit Facility. After giving effect to the application of proceeds of this offering, the Company will have no outstanding long-term indebtedness. The Company may also use a portion of the net proceeds to fund acquisitions of complementary businesses, products or technologies. Although the Company has in the past reviewed potential acquisition opportunities, there are no current agreements or negotiations with respect to any such transactions. Pending such uses, the net proceeds of this offering will be invested in short-term investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and currently intends to retain all available funds for use in the operation and expansion of its business. The Company does not, therefore, anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company's current loan agreement prohibits the payment of cash dividends without the bank's consent.

                                 CAPITALIZATION

     The following table sets forth (i) the Company's actual capitalization as of December 31, 1996, (ii) the Company's capitalization as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $11.00 after deducting the underwriting discount and estimated offering expenses payable by the Company and the anticipated application of the net proceeds therefrom, and
(iii) after giving effect to the conversion of the Preferred Stock. See "Use of Proceeds."

                                                                          DECEMBER 31, 1996
                                                                      --------------------------
                                                                            (IN THOUSANDS)
                                                                       ACTUAL        AS ADJUSTED
                                                                      --------       -----------
Short-term debt.....................................................  $  2,841        $      --
                                                                      ========        =========
Long-term debt......................................................  $    236        $      --
                                                                      --------
Redeemable Convertible Preferred Stock, $.01 par value; 10,000,000 shares authorized, 6,865,274 shares issued and outstanding actual;
  10,000,000 shares authorized, no shares issued or outstanding as
  adjusted..........................................................    11,297               --
                                                                      --------
Stockholders' equity (deficit):
  Common Stock, $.01 par value; 20,000,000 shares authorized;
     450,916 shares issued and outstanding actual; 30,000,000 shares authorized, 7,027,760 shares issued and outstanding as
     adjusted.......................................................         5               70
  Additional paid-in capital........................................     7,087           38,029
  Accumulated deficit...............................................   (10,218)         (10,218)
                                                                      --------       -----------
  Total stockholders' equity (deficit)..............................    (3,126)          27,881
                                                                      --------       -----------
          Total capitalization......................................  $  8,407        $  27,881
                                                                      ========        =========

                                    DILUTION

     As of December 31, 1996, the Company's pro forma net tangible book value was approximately $8.1 million or approximately $1.62 per share. Pro forma net tangible book value per share represents the total amount of tangible assets of the Company reduced by the amount of total liabilities and divided by the total number of shares of Common Stock outstanding after giving effect to the conversion of all Preferred Stock. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock in this offering at an assumed initial public offering price of $11.00 per share after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $27.9 million or $3.96 per share. This represents an immediate increase in net tangible book value of $2.34 per share to existing stockholders and an immediate dilution of $7.04 per share to new investors. The following table illustrates this per share dilution in net tangible book value to new investors.

      Assumed initial public offering price per share................             $11.00
           Pro forma net tangible book value per share at December
             31, 1996................................................  $ 1.62
           Increase per share attributable to new investors..........    2.34
                                                                       ------
      Pro forma net tangible book value per share after this
        offering.....................................................               3.96
                                                                                  ------
      Pro forma net tangible book value dilution per share to new
        investors....................................................             $ 7.04
                                                                                  ======

     The following table sets forth, as of December 31, 1996, the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and new investors purchasing Common Stock in this offering:

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing stockholders(1)............  5,027,760       71.5%     $14,136,498       39.1%        $  2.81
New investors(1)....................  2,000,000       28.5       22,000,000       60.9         $ 11.00
                                      ---------      -----      -----------     ------
     Total..........................  7,027,760      100.0%     $36,136,498      100.0%
                                      =========      =====      ===========     ======

---------------

(1) Assumes no exercise of outstanding options after December 31, 1996. As of December 31, 1996, options to purchase 759,775 shares of Common Stock were outstanding, and an additional 397,262 shares were reserved for issuance under the Company's stock option plans. Additionally, the Company has reserved 166,666 shares for issuance under the Company's 1997 Employee Stock Purchase Plan. See "Management -- Stock Option Plans" and Note 5 of Notes to Financial Statements. The issuance of Common Stock under these plans could result in further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below as of and for the years ended December 31, 1994, 1995 and 1996 are derived from the financial statements of the Company, included elsewhere in this Prospectus which have been audited by Coopers & Lybrand L.L.P., independent public accountants. The selected financial data as of and for the years ended December 31, 1992 and 1993 are derived from audited financial statements of the Company not included in this prospectus. The historical results are not necessarily indicative of the results of operations to be expected in the future. The following selected financial data should be read in conjunction with the Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                           YEARS ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                              1992        1993        1994        1995      1996
                                             -------     -------     -------     -------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
     Systems...............................  $ 2,779     $ 3,626     $ 7,746     $11,477   $16,239
     Services..............................      506       1,143       2,310       4,244     5,862
                                             -------     -------     -------     -------   -------
          Total revenues...................    3,285       4,769      10,056      15,721    22,101
Cost of revenues:
     Systems...............................      911       1,618       2,393       3,704     5,183
     Services..............................      199         604       1,276       2,234     3,161
                                             -------     -------     -------     -------   -------
          Total cost of revenues...........    1,110       2,222       3,669       5,938     8,344
                                             -------     -------     -------     -------   -------
Gross profit...............................    2,175       2,547       6,387       9,783    13,757
Operating expenses:
     Research and development..............    1,922       1,660       2,340       3,361     5,771
     Sales and marketing...................    1,622       1,590       2,163       3,806     5,435
     General and administrative............      614         871         998       1,315     1,629
                                             -------     -------     -------     -------   -------
          Total operating expenses.........    4,158       4,121       5,501       8,482    12,835
                                             -------     -------     -------     -------   -------
Income (loss) from operations..............   (1,983)     (1,574)        886       1,301       922
Other income (expense), net................       (9)        (14)         (9)        (70)     (218)
                                             -------     -------     -------     -------   -------
Income (loss) before provision for income
  taxes....................................   (1,992)     (1,588)        877       1,231       704
Provision for (benefit from) income
  taxes....................................        5          --          23      (1,161)   (3,359)
                                             -------     -------     -------     -------   -------
Net income (loss)..........................  $(1,997)    $(1,588)    $   854     $ 2,392   $ 4,063
                                             =======     =======     =======     =======   =======
Pro forma net income per share.............                                                $  0.72
                                                                                           =======
Pro forma weighted average number of shares
  outstanding..............................                                                  5,680

                                                                 DECEMBER 31,
                                             -----------------------------------------------------
                                              1992        1993        1994        1995      1996
                                             -------     -------     -------     -------   -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............................  $  (819)    $(3,420)    $ 1,170     $ 3,103   $ 4,596
Total assets...............................    1,742       1,911       3,383       7,271    16,015
Long-term debt, less current portion.......      115          --          --          --       236
Redeemable convertible preferred stock.....    4,586       5,085       9,205      10,201    11,297
Total stockholders' equity (deficit).......   (4,776)     (8,111)     (7,663)     (6,253)   (3,126)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors." The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Financial Statements and Notes thereto, and the other financial information included in this Prospectus.

OVERVIEW

     The Company recognizes product and license revenues upon execution of a contract and shipment to customers provided that no significant vendor obligations remain outstanding and collection of the resulting receivable is deemed probable by management. If insignificant vendor obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations. Additionally, the Company accrues the warranty costs upon shipment. Revenue from post-customer support (maintenance) contracts is recognized ratably over the life of the contract, generally one year. Revenue from training and consulting is recognized as the services are provided. For certain contracts eligible under AICPA Statement of Position No. 81-1, revenue is recognized using the percentage-of-completion accounting method based upon an efforts-expended method. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which such changes are determined. The percentage-of-completion method requires estimates of costs to complete which may differ from actual costs.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, the Company has carefully evaluated the establishment of technological feasibility of its various products during the development phase. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

     Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax asset to a level which, more likely than not, will be realized. Management of the Company has evaluated the positive and negative evidence impacting the realizability of its deferred tax assets as required by Statement of Financial Accounting Standards No. 109. Management has considered its history of profitable operations and concluded that it is more likely than not that it will generate sufficient taxable income prior to the expiration of these items. Management re-evaluates the positive and negative evidence on a quarterly basis and therefore the amount of the deferred tax asset could be reduced in future periods.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's statements of operations data as a percentage of total revenues for the periods indicated.

                                                                               YEARS ENDED DECEMBER 31,
                                                                              ---------------------------
                                                                              1994       1995       1996
                                                                              -----      -----      -----
Revenues:
    Systems..............................................................      77.0%      73.0%      73.5%
    Services.............................................................      23.0       27.0       26.5
                                                                              -----      -----      -----
         Total revenues..................................................     100.0      100.0      100.0
Cost of revenues:
    Systems..............................................................      23.8       23.6       23.5
    Services.............................................................      12.7       14.2       14.3
                                                                              -----      -----      -----
         Total cost of revenues..........................................      36.5       37.8       37.8
                                                                              -----      -----      -----
Gross profit.............................................................      63.5       62.2       62.2
Operating expenses:
    Research and development.............................................      23.3       21.4       26.1
    Sales and marketing..................................................      21.5       24.2       24.6
    General and administrative...........................................       9.9        8.4        7.4
                                                                              -----      -----      -----
         Total operating expenses........................................      54.7       54.0       58.1
                                                                              -----      -----      -----
Income (loss) from operations............................................       8.8        8.2        4.1
Other income (expense), net..............................................      (0.1)      (0.4)      (1.0)
                                                                              -----      -----      -----
Income (loss) before provision for income taxes..........................       8.7        7.8        3.1
Provision for (benefit from) income taxes................................       0.2       (7.4)     (15.2)
                                                                              -----      -----      -----
Net income (loss)........................................................       8.5%      15.2%      18.3%
                                                                              =====      =====      =====

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Total Revenues. Total revenues increased 40.6% to $22.1 million in 1996 from $15.7 million in 1995. The increase in revenue was due to a 39.9% increase in domestic sales and a 46.9% increase in international sales. Systems revenue increased 41.5% to $16.2 million in 1996 from $11.5 million in 1995. The increase in systems revenue was primarily due to the increase in unit sales volume. Service revenues consist of customization of software, maintenance, installations, repairs and training. Service revenues increased 38.1% to $5.9 million in 1996 from $4.2 million in 1995, primarily due the addition of more units to the service base, as well as an increase in the deployment of customer applications.

     Gross Profit. The Company's gross profit increased $4.0 million to $13.8 million in 1996 from $9.8 million in 1995. Gross margin was unchanged at 62.2% in 1995 and 1996. Gross profit on system sales increased 42.2% to $11.1 million in 1996 from $7.8 million in 1995. Gross margin on system sales increased to 68.1% in 1996 from 67.7% in 1995. This increase in gross margin percentage on system sales was attributed to increased software license revenues on third party platforms. Gross profit on service revenues increased 34.4% to $2.7 million in 1996 from $2.0 million in 1995. Gross margin on service revenues decreased to 46.1% in 1996 from 47.4% in 1995. This decrease is primarily attributable to increased costs related to continued investment by the Company in application engineers to support growth resulting from increased sales of customer applications.

     Research and Development. Research and development expenses increased 71.1% to $5.8 million in 1996 (26.1% of total revenues) from $3.4 million in 1995 (21.4% of total revenues). Research and development expenses consist primarily of salaries, consultants and other related expenses for research and development personnel, including the cost of facilities and depreciation of capital equipment. The increase in the dollar amount of research and development expenses reflects the continued expansion of the Company's research and development staff which increased to 57 on December 31, 1996 from 41 on December 31, 1995. The increase in research and development expenses as a percentage of total revenues was primarily due to incremental investment in the development of software products for the Telco marketplace. The Company believes that significant investments in product development are required to remain competitive. As a consequence, the Company expects that product development expenses will increase in absolute dollars in the future.

     Sales and Marketing. Sales and marketing expenses increased 42.8% to $5.4 million in 1996 (24.6% of total revenues) from $3.8 million in 1995 (24.2% of total revenues). Sales and marketing expenses consist primarily of salaries, commissions earned by sales personnel, travel and promotional expenses. The increase in the dollar amount of the sales and marketing expenses was due primarily to the expansion of the sales staff, which increased to 43 on December 31, 1996 from 26 on December 31, 1995. The increase in sales and marketing expenses as a percentage of total revenues was due primarily to the establishment of a separate Telco sales force. The Company expects to continue to expand its field sales and marketing efforts, its third party distribution channels and its operations outside the United States and, therefore, anticipates that sales and marketing expenditures will increase in absolute dollars in the future.

     General and Administrative. General and administrative expenses increased 23.9% to $1.6 million in 1996 (7.4% of total revenues) from $1.3 million in 1995 (8.4% of total revenues). General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees. The increase in the dollar amount of the general and administrative expenses was primarily due to the addition of staff to support the growth of the Company's business. The reduction in general and administrative expenses as a percentage of total revenues was due primarily to the growth in total revenues. The Company expects that its general and administrative expenses will increase in absolute dollars in the future as the Company expands its staffing, information systems and other items related to infrastructure and incurs additional costs associated with being a public company.

     Other Income (Expense), Net. Other expenses increased 211.4% to approximately $218,000 in 1996 (1.0% of total revenues) from approximately $70,000 in 1995 (0.4% of total revenues). Interest expense increased 175.9% to approximately $229,000 in 1996 (1.0% of total revenues) from approximately $83,000 in 1995 (0.5% of total revenues).

     Provision for (Benefit from) Income Taxes. The net benefit from income taxes increased to $3.4 million in 1996 from $1.2 million in 1995. This was primarily due to the elimination of the remaining valuation allowance against deferred tax assets of $3.8 million as compared to the partial reduction in the valuation allowance against deferred tax assets of $1.2 million in 1995. Management has considered its history of cumulative income and concluded, in accordance with the applicable accounting standards, that it is more likely than not that these deferred tax assets will be realized. The Company re-evaluates the positive and negative information impacting the realizability of the deferred tax assets on a quarterly basis and, accordingly, the deferred tax asset could be reduced in future periods. As of December 31, 1996, the Company had approximately $9.7 million of net operating loss carryforwards for federal income tax purposes which expire in the years 2004 through 2009. The Company had approximately $4.1 million of state operating losses which expire in the years 1997 through 2009. The Company has research and development credits for federal and state income tax purposes of approximately $600,000 and $500,000, respectively, which begin to expire in 1999.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total Revenues. Total revenues increased 56.3% to $15.7 million in 1995 from $10.1 million in 1994. Systems revenue increased 48.2% to $11.5 million in 1995 from $7.7 million in 1994. The increase in system revenue was due to increased unit volume which reflects the expansion of the Company's domestic customer base and the development of the Company's OEM distribution channel. Service revenues increased 83.7% to $4.2 million in 1995 from $2.3 million in 1994, primarily due to the addition of units and software licenses to the service base and the deployment of customer applications. International revenues increased 123.1% to $1.6 million in 1995 from approximately $719,000 in 1994. The Company hired its first international salesman in May 1995.

     Gross Profit. The Company's gross profit increased $3.4 million to $9.8 million in 1995 from $6.4 million in 1994. Gross margin decreased to 62.2% in 1995 from 63.5% in 1994. Gross profit on system sales increased 45.2% to $7.8 million in 1995 from $5.4 million in 1994. Gross margin on systems sales decreased to

67.7% in 1995 from 69.1% in 1994. This decrease was attributed to increased revenues at lower margins from the Company's OEM distribution channel. Gross profits on service revenues increased 94.4% to approximately $2.0 million in 1995 from approximately $1.0 million in 1994. Gross margin on service revenues increased to 47.4% in 1995 from 44.8% in 1994. This increase is primarily attributable to increased efficiencies of scale as a result of the growth in systems added to the service base.

     Research and Development. Research and development expenses increased 43.6% to $3.4 million in 1995 (21.4% of total revenues) from $2.3 million in 1994 (23.3% of total revenues). The increase in the dollar amount of research and development expenses reflects the continued expansion of the Company's research and development staff which increased to 41 on December 31, 1995 from 25 on December 31, 1994. The reduction in research and development expenses as a percentage of total revenues was due primarily to the growth in total revenues.

     Sales and Marketing. Sales and marketing expenses increased 76.0% to $3.8 million in 1995 (24.2% of total revenues) from $2.2 million in 1994 (21.5% of total revenues). The increase in the dollar amount of the sales and marketing expenses was due primarily to the addition of the international field sales force, the expansion of the domestic field sales operations and increased marketing activities. The increase in sales and marketing expenses as a percentage of total revenues can be attributed to the addition of the international field sales force.

     General and Administrative. General and administrative expenses increased 31.8% to $1.3 million in 1995 (8.4% of total revenues) from $1.0 million in 1994 (9.9% of total revenues). The increase in the dollar amount of the general and administrative expenses was primarily due to the addition of staff and the increased costs associated with expansion of information systems to support the growth of the Company's business. The reduction in general administrative expenses as a percentage of total revenues was due primarily to the growth in total revenues.

     Other Income (Expense), Net. Other expenses increased to approximately $70,000 in 1995 (0.4% of total revenues) from approximately $10,000 in 1994 (0.1% of total revenues). Interest expense increased to approximately $83,000 in 1995 (0.5% of total revenues) from approximately $18,000 in 1994 (0.1% of total revenues). The increase in interest expense was primarily due to increased borrowings.

     Provision for (Benefit from) Income Taxes. The net benefit from income taxes was approximately $1.2 million in 1995 compared to a provision for income taxes of approximately $23,000 in 1994. This was primarily due to a $1.2 million reduction in the Company's valuation allowance for deferred tax assets. The Company determined that it was more likely than not that $1.2 million of deferred tax assets would be realized under the applicable accounting standards. Accordingly, a valuation allowance of $4.3 million was applied against deferred tax assets at December 31, 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statement of operations data for each of the past eight quarters as well as the percentages of the Company's total revenues represented by each item. The following selected quarterly information includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and that such comparisons should not be relied upon as an indication of future performance.

                                                                         QUARTERS ENDED
                                ------------------------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                  1995         1995        1995         1995        1996         1996        1996         1996
                                ---------    --------    ---------    --------    ---------    --------    ---------    --------
                                                                         (IN THOUSANDS)
Revenues:
    Systems...................   $ 2,040      $2,404      $ 2,984     $ 4,049      $ 3,153      $3,168      $ 4,646      $5,272
    Services..................     1,117       1,166        1,043         918        1,285       1,077        1,441       2,059
                                  ------      ------       ------     -------       ------      ------       ------      ------
        Total revenues........     3,157       3,570        4,027       4,967        4,438       4,245        6,087       7,331
Cost of revenues:
    Systems...................       649         878        1,082       1,095          986         918        1,440       1,839
    Services..................       461         472          530         771          695         647          831         988
                                  ------      ------       ------     -------       ------      ------       ------      ------
        Total cost of
          revenues............     1,110       1,350        1,612       1,866        1,681       1,565        2,271       2,827
                                  ------      ------       ------     -------       ------      ------       ------      ------
Gross profit..................     2,047       2,220        2,415       3,101        2,757       2,680        3,816       4,504
Operating expenses:
    Research and
      development.............       742         823          765       1,031        1,146       1,382        1,570       1,673
    Sales and marketing.......       859         841          921       1,185        1,026       1,144        1,466       1,799
    General and
      administrative..........       263         311          328         413          344         416          413         456
                                  ------      ------       ------     -------       ------      ------       ------      ------
        Total operating
          expenses............     1,864       1,975        2,014       2,629        2,516       2,942        3,449       3,928
                                  ------      ------       ------     -------       ------      ------       ------      ------
Income (loss) from
  operations..................       183         245          401         472          241        (262)         367         576
Other income (expense), net...        (1)        (11)         (42)        (16)         (31)        (42)         (59)        (86)
                                  ------      ------       ------     -------       ------      ------       ------      ------
Income (loss) before provision
  for income taxes............       182         234          359         456          210        (304)         308         490
Provision for (benefit from)
  income taxes................         8          18           24      (1,211)          12          12           15      (3,398)
                                  ------      ------       ------     -------       ------      ------       ------      ------
Net income (loss).............   $   174      $  216      $   335     $ 1,667      $   198      $ (316)     $   293      $3,888
                                  ======      ======       ======     =======       ======      ======       ======      ======

                                                                         QUARTERS ENDED
                                ------------------------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                  1995         1995        1995         1995        1996         1996        1996         1996
                                ---------    --------    ---------    --------    ---------    --------    ---------    --------
Revenues:
    Systems...................      64.6%       67.3%        74.1%       81.5%        71.0%       74.6%        76.3%       71.9%
    Services..................      35.4        32.7         25.9        18.5         29.0        25.4         23.7        28.1
                                   -----       -----        -----       -----        -----       -----        -----       -----
        Total revenues........     100.0       100.0        100.0       100.0        100.0       100.0        100.0       100.0
Cost of revenues:
    Systems...................      20.6        24.6         26.9        22.0         22.2        21.7         23.6        25.0
    Services..................      14.6        13.2         13.1        15.5         15.7        15.2         13.7        13.5
                                   -----       -----        -----       -----        -----       -----        -----       -----
        Total cost of
          revenues............      35.2        37.8         40.0        37.5         37.9        36.9         37.3        38.5
                                   -----       -----        -----       -----        -----       -----        -----       -----
Gross profit..................      64.8        62.2         60.0        62.5         62.1        63.1         62.7        61.5
Operating expenses:
    Research and
      development.............      23.5        23.0         19.0        20.8         25.8        32.6         25.8        22.9
    Sales and marketing.......      27.2        23.6         22.9        23.9         23.1        26.9         24.1        24.5
    General and
      administrative..........       8.3         8.7          8.1         8.3          7.8         9.8          6.8         6.2
                                   -----       -----        -----       -----        -----       -----        -----       -----
        Total operating
          expenses............      59.0        55.3         50.0        53.0         56.7        69.3         56.7        53.6
                                   -----       -----        -----       -----        -----       -----        -----       -----
Income (loss) from
  operations..................       5.8         6.9         10.0         9.5          5.4        (6.2)         6.0         7.9
Other income (expense), net...       0.0        (0.3)        (1.1)       (0.3)        (0.7)       (1.0)        (1.0)       (1.2)
                                   -----       -----        -----       -----        -----       -----        -----       -----
Income (loss) before provision
  for income taxes............       5.8         6.6          8.9         9.2          4.7        (7.2)         5.0         6.7
Provision for (benefit from)
  income taxes................       0.3         0.5          0.6       (24.4)         0.3         0.3          0.2       (46.4)
                                   -----       -----        -----       -----        -----       -----        -----       -----
Net income (loss).............       5.5%        6.1%         8.3%       33.6%         4.4%       (7.5)%        4.8%       53.1%
                                   =====       =====        =====       =====        =====       =====        =====       =====

     The Company's quarterly operating results may fluctuate due to a variety of factors, including the timing of new product announcements and introductions by the Company, its major customers or its competitors, delays in new product introductions by the Company, market acceptance of new or enhanced versions of the Company's products, changes in the product or customer mix of sales, delay, cancellation or acceleration of customer orders, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development and sales and marketing expenses associated with new product introductions, the mix of distribution channels through which the Company's products are sold, purchasing patterns of OEMs, VARs, system integrators and distributors and the hiring and training of additional staff as well as general economic conditions. In addition, the Company has often recognized a substantial portion of its revenues in the last month of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, and revenues for any future quarter are not predictable with any degree of certainty. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations in any particular quarter and, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal cash requirement to date has been to fund working capital and capital expenditures in order to support the growth of revenues. The Company has financed this requirement primarily through bank borrowings, trade credit and the private sale of preferred stock. Cash flow from (used in) operations was approximately $900,000, ($800,000) and ($500,000) in 1994, 1995
and 1996, respectively. At December 31, 1996, the Company had working capital of $4.6 million. The Company expects its working capital needs to increase along with future revenue growth.

     Current assets and current liabilities at December 31, 1996 increased $8.7 million and $4.3 million, respectively, compared to December 31, 1995. Current assets increased principally as a result of an increase in accounts receivable due to higher operating levels and a trend towards transactions being booked late in the quarter. Current liabilities increased primarily due to increased short-term borrowings to support the growth in capital purchases.

     In August 1996, the Company entered into a revolving credit agreement with Fleet Bank to increase its revolving line of credit to $5.0 million. Interest on borrowings under this credit facility is calculated at a fluctuating rate equal to Fleet Bank's prime rate plus three-quarters of one percent. This credit facility expires on September 1, 1997 . The Credit agreement requires the Company to maintain minimum level of earnings and a minimum net worth ratio. As of December 31, 1996, the Company had borrowed $2.7 million under this line of credit. In addition, in August 1996, the Company entered into an equipment line of credit of $1.0 million at a fluctuating interest rate equal to Fleet Bank's prime rate plus one percent. As of December 31, 1996, the Company had borrowed $377,000 under this line of credit. The Company intends to pay down its existing indebtedness with the net proceeds of this offering.

     The Company had capital expenditures totaling approximately $300,000, $700,000 and $1.8 million during 1994, 1995 and 1996, respectively. The Company's capital budget for 1997 is $2.5 million, which includes additional computer equipment utilized for the development and testing of the Company's products and leasehold improvements to support the Company's growth.

     The Company believes the net proceeds from this offering, together with funds generated from operations will be sufficient to fund its operations and capital expenditures for at least 18 months following the consummation of this offering.

                                    BUSINESS

     Voicetek develops, markets and supports interactive communications systems. The Company's products enable Telcos to rapidly deploy value added services and commercial organizations to extend the automation of information access, improve service, lower operating costs and differentiate their service offerings to their customers. The Company's Generations software is a scalable, client server platform which is open and fault resilient and provides customers, employees and business partners with access to information, products and services by using a variety of methods, including telephone, fax, electronic mail, paging and Web browsers. Generations permits rapid development and deployment of interactive communications applications for use in wireless and wireline environments, AIN and corporate enterprise and call center environments. The Company integrates Generations with its VTK family of telephony servers, or third party servers, to support medium to large-scale system deployments. Voicetek also provides consulting, training and maintenance services for application development and on-going support of the Company's products.

     Voicetek employs a strategy of leveraged selling primarily through OEMs (e.g., Open Development Corporation and Microlog Corporation), telephone switch manufacturers (e.g., Rockwell International), computer system vendors (e.g., Digital Equipment Corporation), selected system integrators and VARs (e.g., Andersen Consulting and Logica) as well as direct selling to large organizations. Representative applications include automated directory assistance, voice dialing, personal number service, bank by phone, discount stock trading, stock quotes, account inquiry, order fulfillment, fax-on-demand, product information, scheduling, labor reporting, service ordering and dispatch.

INDUSTRY BACKGROUND

     In today's competitive global marketplace, organizations are investing in and relying on information technology to maintain and enhance their competitive position. Interactive communications systems are increasingly being employed to provide broad, convenient and efficient access to the information technology infrastructure by customers, employees and business partners. Interactive communications systems have become mission critical components of an organization's business, differentiating its products and services from those of their competition while increasing the quality and types of services provided and reducing costs.

     Commercial enterprises initially sought to improve access to information and to better control costs by using trained representatives or agents located in call centers. However, the growth in demand for convenient and continuous access to information highlighted the inefficiency, expense and lack of reliability which results from reliance on a labor force to perform many functions. Traditional automation systems, including many interactive voice response systems, tend to be proprietary, problem-specific solutions and provide limited access (such as the keypad of touch tone telephone) and limited interaction. These proprietary stand-alone systems (i) do not leverage the price/performance characteristics inherent to open systems, (ii) are difficult to develop, deploy and maintain in a rapidly evolving operating environment,
(iii) are not easily integrated with products provided by other vendors and (iv) are not able to be modified and expanded as a company's business grows.

     The trend towards the privatization and deregulation of the global telecommunications sector, since the breakup of AT&T in 1984, has heightened the competition in the telecommunications marketplace. Long distance companies, local exchange carriers and competitive access providers now compete with new entrants such as cable television operators, wireless carriers and Internet service providers in many segments, dramatically increasing the number of new networks for voice and data traffic. Decreased telecommunications regulations have given these companies the opportunity to utilize new technologies to deploy the next generation network architecture, commonly referred to as the AIN. The AIN provides the backbone to support and define services, which allow any type of information (including voice, data and video) to pass through the telephone network without special circuitry or long installation cycles. New interactive communications systems integrated with the AIN have given Telcos the ability to deploy new product and service offerings, such as voice activated dialing and unified messaging, which leverage their installed customer and network infrastructure base. To protect their installed base of customers and to generate new customers,

Telcos must be able to provide integrated products and services which differentiate them from their competition while being more responsive to the needs and requests of their customers.

     To leverage automated access to an organization's broad information infrastructure and maximize revenue generating potential, enterprise organizations and Telcos require an interactive communications system that (i) is scalable to support large volumes of inquiries (both voice and data), (ii) is open to permit integration with a wide variety of telephony and computing technologies, (iii) permits multiple service applications to be deployed and run on the same system simultaneously, (iv) employs a wide range of access methods, including telephones, Web browsers, fax, electronic mail and speech recognition and (v) is flexible to adapt to the needs of the enterprise while allowing information to be processed and disseminated efficiently and accurately. The systems also need to be cost effective to operate and maintain, provide end-user integration with the information technology infrastructure (including SQL and legacy databases) and create a robust software development environment for the rapid development and deployment of mission critical applications.

THE VOICETEK SOLUTION

     Voicetek has developed an interactive communications system built on an open architected software-based platform that is scalable, modular and flexible. The software platform, Generations, together with the Company's VTK system or third-party hardware, provide customers with an interactive communications system designed for sophisticated operating environments. These products integrate with the systems used by many of the major telephone switch manufacturers and computer system vendors and provide end-users with a strong integrated system solution.

     Generations, which is available on multiple operating systems and computer vendor hardware platforms, runs and manages mixed media applications, allowing customers to choose the computer and operating system that best suits their requirements. The software platform integrates industry standard technologies such as network interfaces, host communications and SQL databases, enabling Generations to provide access to information through mixed media technologies (such as DTMF, pulse or ADSI (screen phone) telephones, fax, Web Browsers, voice processing or speech recognition). Generations is extensible, easily incorporating new technologies such as Web integration, large vocabulary speech recognition, text-to-speech and simple network management protocols ("SNMP") technologies. Generations is flexible and allows the user to extend the platform by creating special processing functions required by an application. Additionally, the Generations client server architecture is scalable, enabling systems with as few as 24 ports up to many thousands of ports. This architecture allows end users to offer multiple applications and services simultaneously and provides companies with the ability to deploy only the capability they need while permitting new or additional capabilities to be added at a later time, instead of requiring an entirely new system.

     The client server architecture of Generations enables companies to scale the size of their interactive communications to meet their specific volume requirements. Voicetek systems can be deployed either centrally or over a geographically dispersed area. The Company believes that these features help end-users to lower their operating costs through more efficient use of MIS resources, improved application development and more efficient ongoing maintenance and enhancement of applications.

     Voicetek also provides Generations Developer, an integrated set of tools within Generations to design, create, test and deploy applications. Using object-oriented technology, Generations Developer allows customers to build applications based on knowledge of their business workflow and processes without the need for extensive computer programming skills. Using Generations Developer, the Company believes that customers can create, test and deploy applications in less time and at a lower cost than using conventional programming tools and methods.

STRATEGY

     Voicetek's objective is to become a leading supplier of interactive communications software platforms and applications solutions. To achieve this objective, the Company is pursuing the following strategies:

          Enhance Technology Leadership. Voicetek believes that it was one of the first companies to deliver an open architected software platform for the development and deployment of interactive communications applications. To accommodate an increasingly complex technology infrastructure, the Company intends to enhance its current platforms by (i) porting its software platform to other operating systems such as Windows NT and other UNIX derivatives, (ii) integrating new industry technologies such as SS7 and Internet protocols, large scale vocabulary speech recognition and text-to-speech, (iii) continuing to develop strong system management and fault resilient features in its products such as sophisticated SNMP capabilities, system management applications and additional redundancy and fail-safe features and (iv) adopting and implementing industry standards such as S.100 in its products. Voicetek intends to continue to participate in the evolution of industry standards by actively participating in industry standard committees.

          Focus on Mid-Range and High-End Systems. Voicetek's primary focus is to provide interactive communications systems to enterprises for which sophistication, openness, scalability and fault resilience are of paramount importance. The Company's products can be configured for mid-size (24 to 300 ports) or large scale installations (in excess of 300 ports), including networks of multiple systems to handle thousands of telephone ports.

          Employ Leveraged Sales Channels. Voicetek currently employs a strategy of leveraged selling primarily through a limited number of channel partners, which is complemented by direct selling to large organizations. Voicetek intends to continue to develop, market and support interactive communications systems through relationships with original equipment manufacturers and strategic partnering with telephone switch manufacturers and computer system vendors, leveraging their installed customer base, large sales forces and support organizations. The Company integrates its Generations software with the channel partner's products, creating a long term cooperative relationship and providing a strong end-to-end system solution for the end-user. The partnering of Voicetek and its channel partners requires a significant investment by the channel partners in product development, training, support and sales functions. Voicetek seeks to establish relationships with additional channel partners who will provide access to their customer bases and vertical segment expertise.

          Provide Enhanced Service Platforms and Applications to
     Telcos. Leveraging off of its existing technology base, the Company intends to implement new sales, marketing and engineering initiatives to provide enhanced services to Telcos. Voicetek has developed alliances with channel partners who deploy Generations and VTK systems to service both internal operating groups and external customers. Voicetek intends to use these alliances to develop new capabilities and applications for use by its Telco customers, such as integrating into a single product offering voice-activated dialing, personal communications services, Internet provisioning, single number service and voice-mail.

          Leverage Platform Capabilities into Applications Solutions. Voicetek intends to leverage its large library of Generations application software modules by packaging certain modules to address business-specific application needs in a number of markets including banking, finance, insurance and human resources. Voicetek believes that such customizable application software packages will result in more rapid implementation of end-user solutions and allow its channel partners to make multiple sales with shorter sales cycles.

          Increase International Revenue. The Company believes that international markets offer significant growth opportunities as the communications infrastructures in many foreign countries continue to develop. The Company seeks to take advantage of these opportunities and has established field sales offices in London, Hong Kong and Sao Paulo. In addition, the Company intends to deploy sales, support, marketing and development operations in selected areas such as Europe. The Company intends to increase international revenues by leveraging current and new business partners and by providing a local sales and support presence.

PRODUCTS

     The Company's products consist of a sophisticated software platform and a family of scalable telephony servers which can be configured for mid-size (24 to 300 ports) or large scale installations (in excess of 300 ports), including networks of multiple systems to handle thousands of telephone ports. The Company also provides custom application development and tools that provide various administrative, systems management and application development capabilities. Voicetek's customers can purchase an integrated system of software and hardware or can license the Generations software and customize their systems to meet specific business needs. Depending on system configuration, optional features and custom programming, prices for the Company's interactive communications system can range from $200 to $3,000 per port. An overview of the Company's products is set forth below:

  Generations

     Generations is an open and extensible graphical platform of functions, capabilities, integrated databases and shared resources. It is available on multiple computer platforms to integrate easily into MIS environments. Generations is designed to be portable and is supported on the most popular UNIX processor platforms, including SCO UNIX, Sun Solaris, IBM AIX, HP-UX and Digital UNIX. Generations applications developed on one supported processor platform can generally be copied to any other supported platform for execution without change, using the same user interfaces. Generations is also an integrated platform through which multiple, mixed-media applications can be deployed, administered and monitored. Using Generations, customers can program new applications and maintain existing applications by drawing call flows using graphical icons which represent the building blocks of telephony or computer functions.

      GENERATIONS FAMILY                           FEATURES AND FUNCTIONS
--------------------------------------------------------------------------------------------
  GENERATIONS DEVELOPER          Generations Developer is a set of graphical,
                                 object-oriented tools for application design, prototyping
                                 and deployment. Generations Developer provides a
                                 system-defined palette of cells which the user "drags and
                                 drops" onto the page, laying out the call flow graphically.
                                 Each cell has an associated set of parameter values, which the developer can modify as necessary. Generations' Cell
                                 Builder is an option used to create reusable customized
                                 cells to represent special processing functions. An
                                 application test facility provides the developer with trace facilities and tools to analyze, debug and test
                                 applications prior to implementation.
--------------------------------------------------------------------------------------------
  GENERATIONS RSP                Generations Runtime Server Platform ("RSP") manages and
                                 supports the developed applications solutions. RSP
                                 communicates with Generations TSP to dynamically allocate
                                 resources and manage application sessions. RSP provides
                                 administration interfaces for application assignment,
                                 performance optimization and SNMP support. RSP provides a
                                 statistical reporting capability, prompt management and
                                 database subsystem.
--------------------------------------------------------------------------------------------
  GENERATIONS TSP                The Telephony Server Platform ("TSP") manages all available channels and controls internal processes and resources. TSP services the communications interface with the application clients, dynamically allocates requisite resources (e.g.,
                                 speech recognizers) to application requests and provides
                                 the administration interface for configuring network
                                 interfaces and modifying resource configurations. TSP
                                 includes facilities for system troubleshooting, status
                                 events, usage reports and test utilities.
--------------------------------------------------------------------------------------------

                                      LOGO

     Generations interfaces with technologies that provide fax, text-to-speech, a choice of speaker independent small or large scale vocabulary automatic speech recognition, relational database management systems, high performance LAN/WAN networks and network management tools through a defined set of application programming interfaces and Generations processes. Therefore, customers can select from alternative technology options to best fit their application needs. Access methods supported by Generations include technologies such as telephone (pulse detection, DTMF and ADSI), Web browsers, fax, paging and electronic mail.

      EXTENDED FAMILIES                                FUNCTIONALITIES
--------------------------------------------------------------------------------------------
  LINK FAMILY                    Provides connectivity to legacy host environments (SNA
                                 3270, 5250, LU6.2 and VT100) and principal SQL databases.
--------------------------------------------------------------------------------------------
  SPEECH FAMILY                  Provides interfaces to automatic speech recognition and
                                 text-to-speech solutions by leading vendors.
--------------------------------------------------------------------------------------------
  MIXED-MEDIA FAMILY             Provides media interfaces to fax, ADSI, paging and
                                 Internet.
--------------------------------------------------------------------------------------------
  TELEPHONY FAMILY               Provides support for both analog (Loopstart and DID) and
                                 digital (T1, E1, ISDN Pri and ISDN Bri) telephony network
                                 interfaces and supports hardware interface cards and
                                 drivers.
--------------------------------------------------------------------------------------------
  CTI FAMILY                     Provides integration to SMDI and computer telephony
                                 integration middleware products.
--------------------------------------------------------------------------------------------
  AIN FAMILY                     Provides the necessary protocols (SS7) allowing Generations to be deployed on an intelligent peripheral on the AIN.
--------------------------------------------------------------------------------------------
  MANAGEMENT FAMILY              Provides for centralized and distributed Generations
                                 systems to be managed from an open, industry standard SNMP management platform.
--------------------------------------------------------------------------------------------

     Generations Developer provides an integrated set of tools within Generations for designing, creating, testing and deploying applications. Using object-oriented technology, Generations Developer allows customers to build applications based on knowledge of their business workflow and processes without the need for extensive computer programming skills. Using Generations Developer, programming new service applications is accomplished by drawing call flows using graphical icons. These graphical icons or "cells" are presented on a cell palette, and represent the functional building blocks or required computer or telephony services. These cells provide the interface to standard call process functions such as DTMF detection, prompt playback and message recording. Additionally, the cells provide computer telephony integration links such as ANI, DNIS, SS7 and various switch integrations. Existing applications can be modified by inserting new functions in the appropriate location in the flow or deleting unneeded cells. The integrity and reliability of a newly created or modified application can be confirmed with debugging tools.

     Generations has a complete set of management features which reduce system maintenance efforts over widely dispersed networks. Administrative interfaces provide the flexibility and control to configure and manage the Company's interactive communications systems for optimal performance. Through this interface, Generations can be directed to load, run or unload an application. New versions of applications can be brought on-line or ports reassigned to a different application without interrupting the system. Generations allows the scheduling of multiple applications on a single platform. Statistics are gathered and reported on the number of calls received by day, hour, and trunk, as well as the events on all or any of the trunks. Prompts can be recorded and then loaded into the telephony server platform without interrupting service.

  VTK Family

     The Company's VTK family of telephony servers employs a client server architecture and is designed to support medium to large-scale system deployments supporting configurations of many thousands of ports distributed over large geographical regions or centrally located within a call center or corporate enterprise environment. These servers are designed for reliability and include features such as Network Equipment Building System compliance, redundant components, alarms, AC or DC power, remote diagnostics and ease of maintenance. The VTK servers provide all the necessary telephone company interfaces for analog (Loopstart and DID) and digital (T1, E1, ISDN Pri and ISDN Bri) communication, as well as other application resources such as fax, automatic speech recognition and text-to-speech functions.

  INTEGRATED SYSTEMS FAMILY                       FEATURES AND FUNCTIONS
--------------------------------------------------------------------------------------------
 VTK ONE                        An entry-level system for development and test environments, low port density deployments and moderate traffic runtime
                                applications. The "Development" version of the product
                                provides a turn-key system with the Generations software
                                necessary to begin developing interactive communications
                                applications. VTK One can support up to 24 ports and can be networked with additional VTK systems.
--------------------------------------------------------------------------------------------
 VTK 2000                       This system is deployed in high traffic corporate
                                facilities, mid-sized call centers and small distributed
                                networks. It has a space saving tower, can support up to 48 ports and can be networked to provide additional capacity.
--------------------------------------------------------------------------------------------
 VTK 3000                       A high-end fault resilient system that is deployed in
                                demanding sites such as high volume call centers and Telco central office environments. Scalable, a single VTK 3000 can provide 120 ports of network connectivity and multiple units can be supported by a single application server.
--------------------------------------------------------------------------------------------

  Custom Application Development

     Voicetek provides application development, project management and consulting services for its large customers that desire turn-key solutions. The Company's consultants, who have a working knowledge of host connectivity, database design, client server architectures and the latest mixed media technologies, provide customers with specialized development assistance. Consulting offerings include project management, product requirements and call flow specifications, application design specifications, design reviews, custom programming, external interface development, prompt creation and test plan development.

CUSTOMERS AND APPLICATIONS

  Customers

     Some of the representative market, end-users and applications of Voicetek's products are set forth below:
--------------------------------------------------------------------------------

       MARKET                     END-USERS                  REPRESENTATIVE APPLICATIONS
---------------------------------------------------------------------------------------------
 Financial Services    Coast Federal Bank, Commerce      Bank-by-phone, securities quotes and
                       Bank, First USA, Fleet Bank,      trading orders, funds transfer,
                       Group Health Inc., Interactive    current interest rates, loan
                       Transaction Partners, National    application status, retirement plan
                       Discount Brokers, Oxford Health   performance and status, account
                       Plans, Santa Monica Bank, VISA    inquiry, plan eligibility
                                                         verification, claims status,
                                                         cardholder services
---------------------------------------------------------------------------------------------
 Government            Interstate Commerce Commission,   Emergency heating service, tax
                       New York Housing Authority, U.S.  filing
                       Patent and Trademark Office       and refund status, classification
                                                         inquiry, labor reporting,
                                                         transportation rates and schedules
---------------------------------------------------------------------------------------------
 Consumer Products     Great Woods Institute for the     Customer service hotline, event
  and Services         Performing Arts, Long Island      ticket purchasing, billing and
                       Lighting Company, NEXT            service inquiries, prescription
                       Ticketing, Packard Bell, Perrier  refills, outbound telemarketing, utility outage reporting, order
                                                         fulfillment
---------------------------------------------------------------------------------------------
 Other Business        Andersen Consulting, Comcast      Employment opportunities, order
                       Cablevision, Digital Equipment    fulfillment, seminar registration,
                       Corporation, Lockheed, Microlog   fax-on- demand, product information,
                       Corporation, Rail Europe, Remedy  scheduling, labor reporting, travel
                       Corporation, Rockwell             route planning, employment services,
                       International, Sun Microsystems,  product information, pay-per-view
                       Teletech, Softbank, University    ordering, trouble reporting,
                       of Kentucky, Volt Delta           installation/repair service
                       Resources                         scheduling, paging
---------------------------------------------------------------------------------------------
 Telecommunications    Bell Atlantic, GTE, Hong Kong     Personal number service, audiotext,
                       Telecom, Pacific Bell Info        account inquiry, repair scheduling,
                       Services, Southwestern Bell,      service ordering, and disptach
                       U.S. West                         directory assistance, collect
                                                         calling, trouble reporting, fax back
                                                         service
---------------------------------------------------------------------------------------------

  Applications

     Financial Services:

     - A discount brokerage company sought to increase the effectiveness of its customer service operations and to control service costs. Voicetek's Generations and VTKs were deployed with applications that offer online trading services including account history, stock quotes and securities trading. The Company believes this system improved the range of the brokerage's customer service while limiting the need to hire additional operators or stock brokers. The Company believes Generations has helped the organization maintain its position as a low cost broker.

     Other Business:

     - A leading supplier of personal computers and accessories needed to streamline customer service and sales operations, manage a rapidly growing business and control costs by limiting the number of new hires required to support growth. This organization deployed Generations software platform and VTK voice response servers to answer requests for information about new products, upgrade existing products and distribution channels and route service calls. The Generations system responds to customer inquiries by making the appropriate person accessible to the customer, promptly providing them with information they need through a fax-back system and providing timely callbacks and resolution of problems.

     - A leading health insurance provider desired to automate a number of its customer service processes as a means of lowering its operational expenses and managing its rapid growth. The insurance company deployed the Company's Generations software and VTK voice response servers with applications which intelligently route calls to the appropriate customer service representatives, indicating to the caller the number of calls already in queue, offering the caller the option of waiting for an available customer service representative or leaving a message informing when to expect a return call. These processes are used to provide a range of services to customers including claims status, patient eligibility and endorsements. The Company believes that the Generations system has provided the customer the opportunity to expand business without having to hire additional staff and enabling some current staff to be redeployed to focus on more complex business problems.

     Telecommunications:

     - A large telecommunications company sought to improve its competitive position by using interactive communications systems to increase the breadth and quality of services to control the cost of service delivery and increase customer satisfaction. The Telco deployed a Generations system with applications such as long-distance pre-subscription, billing and payment inquiries, user assistance, calling card and directory orders, service dispatch and custom calling services. The Company believes that the customer used Generations to integrate existing applications, provide an extensible platform on which it could create new services, control operating costs, reduce headcount and increase the capacity of its existing system.

     - A significant part of an international cellular provider's customer retention strategy is to increase its calling services. The cellular company used Generations and VTKs to build a unique message storage architecture and custom application. The Generations system allows end user customers to realize the convenience and efficiency of a network-based voice messaging system.

SALES AND MARKETING

     Voicetek employs a strategy of leveraged selling primarily through a limited number of channel partners such as OEMs, VARs, systems integrators and distributors, as well as through direct selling to large organizations. Voicetek leverages the installed customer base and large sales force of its channel partners to sell directly to Telcos. Voicetek actively supports its channel partners with a dedicated account manager and access to Voicetek's direct sales and sales engineering resources. Voicetek's account managers work with representatives of the Company's channel partners to coordinate the sales process. The Company's sales representatives sell directly to end users and also assist the channel partners with technical sales assistance.

The Company has a network of sales and support personnel in North America, Europe, Asia and South America. The Company's OEMs include Nortel, Rockwell International, Digital Equipment Corporation, Volt Delta, Group 2000 and Microlog Corporation and its VARs include Andersen Consulting, Logica, Open Development Corporation and digiTrade.

     The Company supports its sales and distribution efforts with a marketing organization. This organization is responsible for traditional marketing functions such as product management, market and competitive research, industry marketing, sales and marketing programs, advertising and public relations. Voicetek's marketing efforts focus on further penetrating its target markets and expanding its presence in vertical markets, such as Telcos. Additionally, the Company seeks to complement its existing channel partner relationships by developing new strategic relationships that will allow it to expand its market presence.

CUSTOMER SERVICE AND SUPPORT

     Voicetek relies on its sales channel partners to provide the first level of customer support to end users. End users rely primarily on the OEM or VAR for the initial service call. If necessary, Voicetek provides service and support to its customers and end users on a timely basis through its network of service and support staff. The Company's technical support engineers, based at its headquarters in Chelmsford, Massachusetts and its field service engineers are experienced with all aspects of interactive communications systems, including telecommunications, data communications and mixed media technologies. The Company believes that the ease-of-use and comprehensive feature/function attributes of Generations minimize ongoing system maintenance.

     The Company offers customer support and services, including direct support and remote access diagnostic testing. Voicetek technicians have the ability to access a customer's system remotely to activate trace and diagnostic functions. This allows technicians to assess and remedy a system failure for customers in diverse locations. In addition, technicians provide support with installation and maintenance when needed.

     Voicetek provides education and training for all of its products at its headquarters, customer sites or specified locations worldwide. Comprehensive training programs are offered in system installation and support, basic Generations capabilities, application development, advanced development and other specific technologies. The cost for training programs is not included in the purchase price of a system and is a fee option for customers.

ENGINEERING, RESEARCH AND PRODUCT DEVELOPMENT

     The Company has made, and intends to continue to make, a substantial investment in research and product development. For the year ended December 31, 1996, the Company spent $5.7 million on research and product development, which is equal to 26.1% of total revenues for such period. The Company's growth and future financial performance will depend in part upon its ability to (i) enhance the Generations platform and existing applications to further solidify acceptance in the Telco and commercial markets, (ii) develop and introduce new applications which add value to the target markets and keep pace with technological advances, (iii) meet changing customer requirements, (iv) respond to competitive products and (v) achieve market acceptance. The Company works with its customers to determine their requirements and to design enhancements into new products and services to meet their needs.

     The Company believes that the strength of its product is derived primarily from its sophistication, combined with ease-of-use, openness and technology integration. To maintain this technological advantage, the Company has several product development efforts underway which it hopes will further its interactive communications systems. The Company is developing a suite of packaged applications for enhanced services for Telcos.

     Building upon its custom application development expertise, the Company intends to release pre-packaged applications targeted at the commercial market. Voicetek hopes that these applications will allow customers to utilize the expertise and functionality which the Company developed for specific proprietary customers while avoiding the expenses associated with customer specific full scale development. Vertically targeted market applications are expected to address the financial, brokerage and health care industries, and horizontal applications may include call routing, mail and messaging and Internet enabled call centers. See "Risk Factors -- Technological Change, Changing Markets and New Products."

     The Company believes that its future success is dependant in large part on its ability to continue to develop new products and enhanced services for its customers and end-users. To develop new products and services, the Company needs to attract, retain and motivate highly skilled computer programmers and engineers. There can be no assurance that the Company will be able to attract, retain and motivate such personnel. See "Risk Factors -- Reliance on Key Personnel."

MANUFACTURING

     The Company's manufacturing activities, which consist primarily of material requirement planning, purchasing, testing, system assembly and quality assurance, are conducted at its Chelmsford, Massachusetts facility.

     Most of the components and parts used in the Company's products are available from more than one supplier. Certain components that are purchased from one source can generally be replaced with parts available from other sources. The Company currently purchases approximately 41.9% of certain components of its VTK system from Dialogic, and there can be no assurance that Dialogic will be able to continue to supply the Company with such components. Although other manufacturers produce substantially similar components, a disruption in the supply of such components from Dialogic could have a material adverse effect on the Company. See "Risk Factors -- Reliance on Component Availability and Key Suppliers." To date, when components have become unavailable, the Company has been able to obtain functionally similar substitutes and to accomplish any necessary redesign without a material interruption in production, although there can be no assurance that this will remain the case in the future.

COMPETITION

     The market for telecommunications software products is intensely competitive and subject to rapid technological change. The Company believes that the principal competitive factors affecting its market are reputation, reliability, system features, customer service, price and the effectiveness of marketing and sales efforts. Additionally, the Company believes that to distinguish itself in this marketplace, it must have the ability to anticipate unmet customer needs and to introduce new features to address those needs on a timely basis. Although the interactive communications industry is highly competitive and certain of the Company's competitors have considerably greater financial, technical, marketing and sales resources than the Company, the Company believes that it competes favorably with respect to each of these factors.

     Although the Company's focus is on software based interactive communications systems, the Company believes it competes in certain instances with certain manufacturers of high end systems such as Periphonics, Inc., InterVoice Inc. and Brite Voice, Inc., which the Company believes have focused on sales of hardware-based interactive voice response systems. In addition, many suppliers of voice mail systems and telecommunications equipment have added some capabilities similar to interactive communications to some of their product offerings and generally sell these features as a component of or add-on to an overall sale of a voice mail system or a telecommunications switch. In addition to existing competitors, as the interactive communications market continues to grow and mature, the Company expects to encounter additional competition from companies which offer platforms for voice messaging, enhanced services or other types of technology. Also, as the Company enters new market segments, it may face competition from companies which have already established their position and market share.

BACKLOG

     Backlog includes all unshipped orders for which the Company has received a firm purchase order. Orders for the Company's products are usually placed by customers on an as-needed basis and the Company has typically been able to ship a standard interactive communications system within 14 days after the customer submits a firm purchase order. Because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not be indicative of sales in any future period. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

PATENTS AND OTHER PROPRIETARY RIGHTS

     The Company relies on a combination of patent, copyright, trademark and trade secret laws, as well as employee confidentiality agreement, third-party non-disclosure agreements and license agreements to protect its proprietary rights. The Company has three patents relating to the architecture, operating methodologies and interfaces of the Company's products. Nonetheless, there can be no assurance that any patent relied upon by the Company will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages. Moreover, despite the Company's efforts, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior software technology. From time to time, third parties may assert exclusive copyright, trademark and other intellectual property rights to technologies that are important to the Company. The Company is aware that certain segments of the voice processing industry, particularly voice mail/voice messaging systems, are affected by active and costly litigation and there can be no assurance that as the Company's interactive communications systems evolve (possibly to include certain voice mail/voice messaging features), the Company will not be required to enter into license agreements or become involved in, or otherwise affected by, litigation which may or may not be meritorious. See "Risk Factors -- Third-Party Claims of Infringement; Limited Protection of Proprietary Rights."

     The Company believes that due to the rapid pace of innovation within the telecommunications industry, factors such as technological and creative skill of personnel, knowledge and experience of management, reputation, maintenance and support and the ability to develop and enhance systems, software products and services are more important for establishing and maintaining a competitive position within the industry than are patent, copyright and other legal protections for its technology.

EMPLOYEES

     As of January 31, 1997, the Company had 164 full time employees. As of such date, there were 81 employees in the engineering department, 50 employees in the sales and customer service area, 7 employees in the marketing department, 16 employees in the financial and administrative area and 9 employees in the purchasing and operations area. The Company considers its employee relations to be good. None of the Company's employees is covered by a collective bargaining agreement.

     The Company's success will also depend in part on its ability to attract and retain qualified managerial, technical and sales and marketing personnel, for whom competition is intense. In particular, the current availability of qualified sales and engineering personnel is limited. The Company has recently hired a significant number of sales and marketing personnel and the Company's success will depend in part on the Company's ability to train and integrate new hires into the Company's business.

PROPERTIES

     The Company's headquarters are located in a 56,220 square foot leased facility in Chelmsford, Massachusetts. This facility houses the Company's management, marketing and sales personnel. The lease for this facility terminates on October 31, 2003. In addition, the Company leases a sales office in Hong Kong. The Company believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

LEGAL MATTERS

     The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the ordinary course of its business which, in the opinion of the Company's management, are not individually or in the aggregate material to its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                   NAME                      AGE                    POSITION
  ---------------------------------------    ---     ---------------------------------------
  Sheldon L. Dinkes......................    51      President, Chief Executive Officer and
                                                     Director
  Paul J. Gagne..........................    43      Executive Vice President, Engineering
  Roger N. Tuttle, Jr. ..................    49      Vice President, Chief Financial Officer
                                                     and Treasurer
  Scott D. Ganson........................    39      Vice President, Sales and Customer
                                                     Service
  Daniel R. Poranski.....................    37      Vice President, Marketing
  John A. Blaeser(1)(2)..................    55      Director
  Sherman M. Wolf(1).....................    70      Director
  Alan Voulgaris(1)......................    62      Director
  Christopher W. Lynch(2)................    46      Director

---------------

(1) Member of Compensation Committee
(2) Member of Audit Committee

     The Board of Directors intends to appoint at least one additional director who is not affiliated with the Company within 90 days of the consummation of this offering.

     SHELDON L. DINKES has served as President and Chief Executive Officer of the Company since November 1990. Prior to joining the Company, Mr. Dinkes was employed for over 12 years at Gould, Inc., a computer and electronics manufacturing company, where he held financial and general management positions, most recently serving as Vice President of Administration of Electronic Business Systems. Mr. Dinkes is a Certified Public Accountant in the State of New York, a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

     PAUL J. GAGNE has served as Executive Vice President, Engineering of the Company since January 1991. Mr. Gagne joined the Company in November 1989 as Manager of Software Development. From January 1988 to October 1989, Mr. Gagne served as Vice President of Software Development of Softpert Systems, Ltd., a software development company. Mr. Gagne was employed for over five years at Wang Laboratories, where he most recently served as Department Manager, Software Research and Development.

     ROGER N. TUTTLE, JR. joined the Company in October 1994 as Vice President and Chief Financial Officer. From January 1993 to September 1994, Mr. Tuttle served as Chief Financial Officer of Proconics International, Inc., a supplier of semiconductor fabrication automation equipment. From October 1991 to January 1993, Mr. Tuttle served as Chief Financial Officer of Aerodyne Products Corporation. In February 1996, SI Automation, Inc., formerly Proconics International, Inc., filed Chapter 11 bankruptcy proceedings, as did its wholly-owned subsidiary, Stahl Research Laboratories, Inc., of which Mr. Tuttle was a director.

     SCOTT D. GANSON joined the Company as Vice President, Sales and Customer Service in May 1993. From January 1992 to April 1993, Mr. Ganson worked as Vice President of Sales for Remedy Corporation, a software development company. Prior to 1992, Mr. Ganson was employed for over five years at Informix Software, Inc., a developer and distributor of relational database management software, where he most recently served as Director of OEM Sales and Marketing.

     DANIEL R. PORANSKI joined the Company in April 1996 as Vice President, Marketing. From November 1994 to March 1996, Mr. Poranski served as Director, Product Marketing with 3Com Corporation. From April 1993 to November 1994, Mr. Poranski served as Senior Product Manager with Chipcom Corporation, which was acquired by 3Com in September 1995. From January 1991 to March 1993, Mr. Poranski served as a Senior Manager of Marketing with Avatar Technologies, Inc., a networking company.

     JOHN A. BLAESER has served as a director of the Company since May 1989. Since April 1995, Mr. Blaeser has been the President and Chief Executive Officer of Concord Communications, a software development firm. Since January 1996, Mr. Blaeser has served as managing general partner at EG&G Venture Management, a venture capital fund focusing on high technology companies. Mr. Blaeser also serves on the Boards of Datawatch Corporation, Dynaco Corporation and Net2Net Corporation.

     SHERMAN M. WOLF has served as a director of the Company since he founded Voicetek in 1981. Mr. Wolf has served as Chairman of Phase One Development Corporation, a privately owned investment company, since he founded the company in July 1983. Mr. Wolf founded Great Woods Institute for the Performing Arts in Mansfield, Massachusetts in March 1985, Harborlights entertainment facility in Boston, Massachusetts in February 1994 and New England Express Ticketing, Inc. ("NEXT") in September 1995.

     ALAN VOULGARIS has served as a director of the Company since 1986. Mr. Voulgaris has served as the managing partner of Kearsarge Capital Fund, L.P. since August 1986, and serves on the Boards of Dynaco Corporation and True Basic, Inc.

     CHRISTOPHER W. LYNCH has served as a director of the Company since 1989. Mr. Lynch has served as Vice President and general partner of Pioneer Ventures Limited Partnership since February 1986. He is also a director of Corax Technologies Corporation, Medsafe, Inc. and Vibrint Technologies, Inc.

COMPENSATION OF DIRECTORS

     During the year ended December 31, 1996, Messrs. Blaeser, Wolf, Lynch and Voulgaris each received options to purchase 8,000 shares of Common Stock at an exercise price of $7.50 per share. Other than such options, the Company paid no compensation to the directors for services rendered as a director during the year ended December 31, 1996. The Company expects that following the closing of this offering, its independent directors will be paid in a manner and at a level consistent with industry practice.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation for the year ended December 31, 1996 paid to the Company's Chief Executive Officer and certain other officers whose total 1996 salary and bonus exceeded $100,000 during such year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                     --------------------------------------
                                                                             OTHER ANNUAL
             NAME AND PRINCIPAL POSITIONS             SALARY      BONUS    COMPENSATION(1)
    -----------------------------------------------  --------    -------   ----------------
    Sheldon L. Dinkes..............................  $179,000    $58,500        --
      President and Chief Executive Officer
    Paul J. Gagne..................................   151,500     39,545        --
      Executive Vice President, Engineering
    Roger N. Tuttle, Jr. ..........................   110,000     21,000        --
      Chief Financial Officer, Treasurer
    Scott D. Ganson................................   149,500     33,345        --
      Vice President, Sales and Customer Service
    Daniel R. Poranski(2)..........................    93,750      4,687        --
      Vice President, Marketing

---------------
(1) The Company did not grant any restricted stock awards or stock appreciation rights to the Named Executive Officers during the year ended December 31, 1996. Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than 10% of each executive's total annual salary.

(2) Mr. Poranski commenced employment with the Company in April 1996. Mr. Poranski's current Employment Agreement is described elsewhere in this Prospectus. See "Management -- Employment Agreements."

     The following table sets forth certain information regarding the option grants made during the year ended December 31, 1996 to each of the Named Executive Officers.

                           OPTION GRANTS IN LAST YEAR

                                                                                                 POTENTIAL
                                                                                             REALIZABLE VALUE
                                                                                                AT ASSUMED
                                            INDIVIDUAL GRANTS                                 ANNUAL RATES OF
                    ------------------------------------------------------------------          STOCK PRICE
                       NUMBER OF                                                             APPRECIATION FOR
                      SECURITIES       PERCENT OF TOTAL     EXERCISE OR                       OPTION TERM (1)
                      UNDERLYING      OPTIONS GRANTED TO     BASE PRICE     EXPIRATION     ---------------------
       NAME         OPTIONS GRANTED   EMPLOYEES IN YEAR      PER SHARE         DATE           5%          10%
------------------  ---------------   ------------------   --------------   ----------     --------     --------
Daniel R.
  Poranski........       16,666              12.4%             $ 6.00          4/11/96(2)  $135,736     $216,137

---------------

(1) Calculated according to the difference between the exercise price of the options and the fair market value of the securities underlying the options at December 31, 1996.

(2) Options become exercisable ratably over a four-year period.

     The following table sets forth information concerning exercise of stock options and the number of options and value of unexercised options held at December 31, 1996 by each of the Named Executive Officers. No options were exercised during 1996 by such executives.

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                                                              OPTIONS AT YEAR END (#)           AT YEAR END($)(1)
                         SHARES ACQUIRED       VALUE       -----------------------------   ---------------------------
         NAME             ON EXERCISE(#)    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-----------------------  ----------------   ------------   ------------   --------------   -----------   -------------
Sheldon L. Dinkes......          --               --          251,500          21,833      $2,728,012      $ 179,651
Roger N. Tuttle,
  Jr. .................          --               --           28,166          28,167         305,601        305,601
Paul J. Gagne..........          --               --           39,666          28,167         420,269        268,474
Scott D. Ganson........          --               --           84,500          28,166         923,162        307,714
Daniel R. Poranski.....          --               --               --          16,666              --         83,330

---------------
(1) Value is based on the difference between the option exercise price and an assumed initial public offering price of $11.00 per share multiplied by the number of shares of Common Stock underlying the option. No market existed for the Common Stock prior to this offering.

EMPLOYMENT AGREEMENTS

     Effective January 13, 1997, the Company entered into employment agreements with each of Messrs. Dinkes, Tuttle, Ganson, Poranski and Gagne. Mr. Dinkes' employment agreement provides for employment as President and Chief Executive Officer at a base annual salary of $200,000. Mr. Tuttle's agreement provides for employment as Vice President of Finance and Chief Financial Officer at a base annual salary of $120,000. Mr. Ganson's agreement provides for employment as Vice President, Sales and Customer Service at a base annual salary of $161,500. Mr. Poranski's agreement provides for employment as Vice President, Marketing at a base annual salary of $132,000. Mr. Gagne's agreement provides for employment as Executive Vice President, Engineering at a base annual salary of $170,000. In addition, Messrs. Dinkes, Tuttle, Poranski, Ganson and Gagne are eligible to receive bonuses as determined by the Compensation Committee. Each of the employment agreements extends until January 12, 2000 and provides that in the event the Company undergoes a change of control, all options of these executive officers to purchase Common Stock of the Company which otherwise would become exercisable within one year following the date of the change of control shall become exercisable upon the change of control, and the balance of such options shall become exercisable one year earlier than provided for in the applicable option grant.

STOCK OPTION PLANS

  1992 Equity Incentive Plan

     The Company's 1992 Equity Incentive Plan (the "1992 Incentive Plan") was adopted by the Board of Directors of the Company in May 1992. The 1992 Incentive Plan provides for the grant of stock options, stock appreciation rights, performance shares and restricted stock awards to all employees of (including officers who may be members of the Company's Board of Directors) and consultants to the Company. Under the 1992 Incentive Plan, the Company could grant options intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), and options not intended to qualify as incentive stock options. A total of 1,091,034 shares of Common Stock were originally authorized for issuance under the 1992 Incentive Plan. As of December 31, 1996, options to purchase a total of 721,109 shares of Common Stock at exercise prices ranging from $0.075 to $7.50 per share were outstanding under the 1992 Incentive Plan, of which options to purchase 459,631 shares of Common Stock were exercisable. Options outstanding expire at various dates through January 2007.

     The 1992 Incentive Plan is administered by the Compensation Committee of the Board of Directors of the Company. Payment of the option price may be made in cash, shares of Common Stock or a combination of cash and stock. Options are not assignable or transferable except by will, under the laws of descent and distribution or pursuant to a qualified domestic relations order. No stock appreciation rights, performance shares or restricted stock awards have been granted under the 1992 Incentive Plan.

  1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors of the Company in August 1996. The 1996 Option Plan provides for the grant of stock options to key employees (including officers who may be members of the Company's Board of Directors), directors who are not employees and consultants to Company. Under the 1996 Option Plan, the Company could grant options intended to qualify as incentive stock options within the meaning of Section 422A of the Code, and options not intended to qualify as incentive stock options. A total of 333,333 shares of Common Stock were originally authorized for issuance under the 1996 Option Plan. Effective January 1, 1997 and each January 1 thereafter through January 1, 2006, the number of shares of Common Stock authorized for issuance under the 1996 Option Plan shall be increased cumulatively such that the number of shares of Common Stock subject to the 1996 Option Plan shall equal 15% of the total number of fully diluted shares of Common Stock (excluding shares of Common Stock issuable upon the exercise of options to purchase Common Stock granted under the Company's 1996 Director Option Plan, as defined below) as of the close of business on December 31 of the preceding year. As of December 31, 1996, no options were outstanding under the 1996 Option Plan.

     The 1996 Option Plan is administered by the Compensation Committee of the Board of Directors of the Company. Payment of the option price may be made in cash, shares of Common Stock or a combination of cash and stock. Options are not assignable or transferable except by will, under the laws of descent and distribution or pursuant to a qualified domestic relations order. Options granted to employees who subsequently cease to be employees of the Company are exercisable only to the extent of vesting as of the date such optionee ceases to be an employee of the Company. Options vest and become exercisable in accordance with the terms of the option agreement evidencing the grant thereof. The Compensation Committee has the right to accelerate the exercisability of options granted under the 1996 Option Plan.

  1996 Director Option Plan

     The Company's 1996 Stock Option Plan for Non-Employee Directors and Clerk (the "1996 Director Option Plan") was adopted by the Board of Directors of the Company in August 1996. The 1996 Director Option Plan provides for the grant of stock options to the Clerk and directors who are not employees of the Company. Under the 1996 Director Option Plan, the Company could grant options not intended to qualify as incentive stock options within the meaning of Section 422A of the Code. A total of 60,000 shares of Common Stock were originally authorized for issuance under the 1996 Director Option Plan. As of December 31, 1996, options to purchase a total of 38,666 shares of Common Stock at an exercise price of $7.50 were outstanding under the 1996 Option Plan, none of which were exercisable. No options have been exercised to date and options outstanding expire at various dates through August 2006.

     The 1996 Director Option Plan is administered by the Compensation Committee of the Board of Directors of the Company. The four non-employee directors of the Company at the time of the adoption of the 1996 Director Option Plan and each new non-employee directors elected prior to August 2001 shall be granted an option to purchase 8,000 shares of Common Stock. The Clerk of the Company at the time of the adoption of the 1996 Director Option Plan was granted an option to purchase 6,666 shares of Common Stock. Effective August 1, 1997 and each August 1 thereafter during the term of the 1996 Plan, the number of shares of Common Stock available for grants of stock options under this Plan shall be increased cumulatively such that a sufficient number of shares subject to the 1996 Director Option Plan to accommodate additional annual grants of options to purchase 7,333 to each non-employee director and 6,666 to the Clerk. Payment of the option exercise price may be made in cash, shares of Common Stock or a combination of cash and stock. Options are not assignable or transferable except by will, under the laws of descent and distribution or pursuant to a qualified domestic relations order. Options are exercisable only while the optionee remains the Clerk or a director of the Company or for a short period of time thereafter (unless the Clerk or director was terminated for cause, in which case the option terminates immediately) and only to the extent of vesting as of the date such optionee ceases to be the Clerk or a director.

  1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") is to be adopted by the Board of Directors of the Company in March 1997. The 1997 Purchase Plan will provide for the issuance of a maximum of 166,666 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees of the Company. Employees who have been employed by the Company for less than six months and those who own 5% or more of the capital stock of the Company will not be eligible to participate in the 1997 Purchase Plan.

     The 1997 Purchase Plan will be administered by the Compensation Committee of the Board of Directors of the Company. To participate in the 1997 Purchase Plan, an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 10% of a participant's base compensation) from his or her pay commencing on January 1 and July 1 of each year (each a "Purchase Period"). The first Purchase Period is expected to commence on July 1, 1997. On the first day of each Purchase Period, the Company grants to each participating employee an option to purchase up to 1,333 shares of Common Stock. The exercise price for the option for each Purchase Period is the lesser of 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period. The fair market value will be the closing selling price of the Common Stock as quoted on the Nasdaq National Market. If an employee is not a participant on the last day of the Purchase Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deduction will be refunded to the employee. An employee's rights under the 1997 Purchase Plan will terminate upon his or her voluntary withdrawal from the Plan at any time or upon termination of employment.

     Common Stock for the 1997 Purchase Plan will be made available either from authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased in the open market.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee was established on August 1, 1996 and currently consists of John A. Blaeser and Sherman M. Wolf. Mr. Dinkes participated in deliberations of the Compensation Committee regarding compensation of other executive officers, but did not participate in deliberations relating to his own compensation.

                              CERTAIN TRANSACTIONS

     In 1995, the Company sold an interactive communications system to NEXT for an aggregate purchase price of approximately $597,000. During 1996, NEXT purchased additional components for such system for an aggregate of $16,000. As of January 1, 1997, NEXT has entered into an agreement with the Company pursuant to which the Company will provide certain on-going maintenance to NEXT for approximately $57,000. The founder and a stockholder of NEXT is Sherman M. Wolf, who is a director of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock prior to and after giving effect to this offering by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, (iii) each Selling Stockholder and
(iv) all directors and executive officers of the Company as a group.

                                        SHARES OWNED PRIOR                       SHARES OWNED AFTER
                                          TO OFFERING(1)                          THE OFFERING(1)
                                       --------------------      NUMBER OF      --------------------
         BENEFICIAL OWNER(1)            NUMBER     PERCENT    SHARES OFFERED     NUMBER     PERCENT
-------------------------------------  ---------   --------   ---------------   ---------   --------
DIRECTORS AND EXECUTIVE OFFICERS:
-------------------------------------
John A. Blaeser(2)...................  2,785,587     55.4         276,684       2,508,903     35.7
Christopher W. Lynch(3)..............   576,098      11.5          31,500        544,598       7.7
Alan Voulgaris(4)....................   483,113       9.6          45,000        438,113       6.2
Sherman M. Wolf(5)...................   310,592       6.2              --        310,592       4.4
Sheldon L. Dinkes(6).................   251,500       4.8              --        251,500       3.5
Paul J. Gagne(7).....................   131,166       2.6              --        131,166       1.9
Scott D. Ganson(8)...................    84,500       1.7              --         84,500       1.2
Roger N. Tuttle, Jr.(9)..............    28,166         *              --         28,166         *
Daniel R. Poranski...................        --        --              --             --        --
SELLING AND 5% STOCKHOLDERS:
-------------------------------------
EG&G Venture Partners
  c/o Concord Communications
  33 Boston Post Road West
  Marlborough, MA 01752..............  2,785,587     55.4         276,684       2,508,903     35.7
Kearsarge Capital Fund, L.P.
  41 Brook Street
  Manchester, NH 03104...............   483,113       9.6          45,000        438,113       7.7
Pioneer Ventures Limited Partnership
  60 State Street
  Boston, MA 02109...................   291,623       5.8          31,500        260,123       3.7
Massachusetts Technology Development
  Corporation
  148 State Street
  Boston, MA 02109...................   239,042       4.8          60,000        179,042       2.5
Geneva Partners
  c/o Pioneer Capital Corporation
  60 State Street
  Boston, MA 02109...................   127,900       2.5          21,500        106,400       1.5
NYNEX Development Company
  c/o NYNEX Treasury
  1095 Avenue of the Americas, Rm
  3922
  New York, NY 10036.................    65,316       1.3          65,316             --        --
All directors and executive officers
  as a group (9 persons).............  4,650,722     85.6         353,184       4,297,538     57.8

---------------

  * Less than one percent

 (1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "Commission") and includes general voting power or investment power with respect to securities. Shares of Common Stock subject to options and warrants currently exercisable or exercisable within 60 days of January 31, 1997 are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise specified below, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is 19 Alpha Road, Chelmsford, MA 01824.

 (2) Mr. Blaeser is the General Partner of EG&G Venture Partners and accordingly may be deemed to be the beneficial owner of the shares held by EG&G Venture Partners. Mr. Blaeser disclaims such beneficial ownership. Mr. Blaeser's address is Concord Communications, 33 Boston Post Road West, Marlborough, MA 01752.

 (3) Mr. Lynch is the Vice President of Pioneer Capital Corporation which has entered into a management agreement with Pioneer Ventures Limited Partnership, a partner of LPP Partners and a partner of Corning Partners II and accordingly may be deemed to be the beneficial owner of the shares held by each of Pioneer, LPP Partners and Corning Partners II. Mr. Lynch disclaims such beneficial ownership. Mr. Lynch's address is Pioneer Capital, 60 State Street, Boston, MA 02109.

 (4) Mr. Voulgaris is the General Partner of Kearsarge Capital Fund, L.P. and accordingly may be deemed to be the beneficial owner of the shares held by Kearsage. Mr. Voulgaris disclaims such beneficial ownership. Mr. Voulgaris' address is Kearsarge Capital Fund, 41 Brook Street, Manchester, NH 03104.

 (5) Represents shares owned by Mr. Wolf's three children, Scott Wolf, Julie Wolf and Steven Wolf. Mr. Wolf disclaims beneficial ownership of such shares. Mr. Wolf's address is Phase One Development, 31 Msgr. O'Brien Highway, Cambridge, MA 02141.

 (6) Includes 251,500 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (7) Includes 39,666 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (8) Includes 84,500 shares subject to stock options exercisable within 60 days of December 31, 1996.

 (9) Includes 28,166 shares subject to stock options exercisable within 60 days of December 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 1996, an aggregate of 450,916 shares of Common Stock were held of record by 73 stockholders, and 6,865,274 shares of Preferred Stock were outstanding and held of record by twelve stockholders. All such shares of Preferred Stock will be converted into Common Stock upon the completion of this offering. Copies of the proposed Articles of Organization and the By-laws have been filed as exhibits to the Registration Statement and are incorporated by reference herein.

COMMON STOCK

     All outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Subject to the rights of holders of any future series of undesignated preferred stock which may be designated, each share of the outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

     After the completion of this offering, the Board of Directors will have the authority, without further stockholder approval, to issue 1,000,000 shares of preferred stock where defined in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of the Common Stock. No shares of preferred stock will be outstanding immediately following the consummation of this offering. The Company has no present plans to issue any shares of preferred stock. See "Risk Factors -- Anti-Takeover Provisions; Possible Issuance of Preferred Stock."

CERTAIN ARTICLES OF ORGANIZATION, BY-LAW AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

     Classified Board and Other Matters. The Board of Directors will be divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Massachusetts General Laws, in the case of a corporation having a classified Board, stockholders may remove a director only for cause. For the purpose of director nominations, the By-laws require that stockholders provide the Clerk of the Company with notice 60 days prior to the date of an annual meeting or special meeting in lieu of an annual meeting and within 10 days following notice of a special meeting not in lieu of an annual meeting. The Articles of Organization provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors, the President or 30% in interest of the stockholders. The Articles of Organization, as well as applicable provisions of the Massachusetts General Laws, provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, unless the unanimous consent of stockholders entitled to vote thereon is obtained. The affirmative vote of the holders of at least 80% of the combined voting power of then outstanding voting stock of the Company will be required to alter, amend or repeal the foregoing provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interest of the stockholders or increase the difficulty of removing Board of Directors or management. See "Risk
Factors -- Anti-Takeover Provisions; Possible Issuance of Preferred Stock."

     Chapters 110D and 110F of Massachusetts General Laws. The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation with sufficient ties to Massachusetts from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder,
(ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he becomes an interested stockholder or (iii) the business combination is approved by both the board of directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the corporation's voting stock. A "business combination" includes mergers, stock and asset sales and other transactions resulting in a financial benefit to the stockholder. The Company may at any time amend its Articles of Organization or By-laws to elect not to be governed by Chapter 110F, by vote of the holders of a majority of its voting stock, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

     The Company is also subject to the provisions of Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." This statute provides, in general, that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem (for fair value) all the shares thereafter acquired in a control share acquisition if voting rights for those shares were not authorized by the stockholders or if no control share acquisition statement was delivered. The By-laws include a provision which permits the Company to effect such redemptions. See "Risk Factors."

     Directors Liability. The Articles of Organization provide that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions which have been adjudicated not to have been in good faith or to have involved intentional misconduct, (iii) pursuant to Chapter 156B, Section 61 or
Section 62 of the Massachusetts General Law or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws. The Articles of Organization provide that the Company shall, to the full extent permitted by the Massachusetts General Laws as currently in effect, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents arising in connection with their acting in such capacities.

LISTING

     Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol VCTK.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Common Stock is Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 7,028,885 shares of Common Stock outstanding (assuming no exercise of outstanding options). Of these shares, the 2,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining shares of Common Stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     The officers, directors and certain other holders of Common Stock have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock of the Company or any securities exercisable for or convertible into the Company's Common Stock owned by them for a period of 180 days after the effective date of this offering without the prior written consent of Oppenheimer & Co., Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will generally not be saleable until such agreements expire. Beginning 180 days after the date of this Prospectus, approximately 4,528,885 shares will be available for immediate sale in the public market, subject in some cases to the volume and other restrictions of Rule 144 or Rule 701 under the Securities Act.

SALES OF RESTRICTED SHARES

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 70,289 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Approximately 6,262 shares of Common Stock (not subject to lock-up agreements) will be eligible for sale in the public market immediately upon the effective date of this offering in reliance of Rule 144(k).

OPTIONS

     As of December 31, 1996, options to purchase a total of 759,775 shares of Common Stock were outstanding, of which options to purchase 459,631 shares of Common Stock were then exercisable. Of the total shares issuable pursuant to such options, 431,998 are subject to lock-up agreements. An additional 563,929 shares of Common Stock are available for future grants under the Company's stock option and employee stock purchase plans. See "Management--Stock Option Plans."

     In general, under Rule 701 as currently in effect, beginning 90 days after the effective date of this offering, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock and employee stock purchase plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements as soon as practicable after the date of this Prospectus, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, to the extent applicable.

LOCK-UP AGREEMENTS

     The Company, certain holders and all executive officers and directors of the Company, who in the aggregate hold 4,468,571 shares of Common Stock and options to purchase 431,998 shares of Common Stock have agreed, pursuant to the lock-up agreements, not to directly or indirectly, without the prior written consent of Oppenheimer & Co., Inc., offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus.

REGISTRATION RIGHTS

     The holders of an aggregate of 4,193,741 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of certain registration rights agreements, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include such shares of Common Stock in the registration. The rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Holders of Common Stock benefiting from these rights may also require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Furthermore, such holders may require the Company to file additional registration statements on Form S-3 subject to certain conditions and limitations. In connection with this offering, the rights of such holders to have shares of Common Stock registered under the Securities Act as part of this offering were duly waived pursuant to the terms of the agreements providing for such registration rights.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and Oppenheimer & Co., Inc. and First Albany Corporation, as representatives (the "Representatives") of the Underwriters of this offering, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite their names below:

                                   NAME                                 NUMBER OF SHARES
    ------------------------------------------------------------------  ----------------
    Oppenheimer & Co., Inc............................................
    First Albany Corporation..........................................

                                                                            ---------
         Total........................................................      2,500,000
                                                                            =========

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and at such price less a concession of not in excess of $
per share to certain securities dealers of which a concession not in excess of
$          per share may be reallowed to certain other securities dealers. After the shares are released for sale to the public, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives of the Underwriters.

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase Common Stock are subject to certain conditions, including that if any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased.

     The Selling Stockholders have granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase from the Selling Stockholders up to an aggregate of 375,000 additional shares to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option to purchase any of the additional 375,000 shares of Common Stock, each of the Underwriters has severally agreed, subject to certain conditions, to purchase approximately the same percentage as the number of shares to be purchased by each of them bears to the 2,500,000 shares of Common Stock offered hereby. The Selling Stockholders will be obligated, pursuant to the over-allotment option, to sell Common Stock to the Underwriters to the extent such over-allotment option is exercised.

     Except for certain shares being sold by the Selling Stockholders in connection with this offering, the Company's officers, directors and certain stockholders (including all of the Selling Stockholders) have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. Subject to certain limited exceptions, the Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common

Stock, or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock (other than shares issuable upon exercise of outstanding options), for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments the Underwriters may be required to make in respect thereof.

     The Representatives do not intend to confirm sales of the shares of Common Stock to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering made hereby. The initial price to the public for the Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial price to the public are (i) the history of and the prospects for the industry in which the Company competes,
(ii) the ability of the Company's management, (iii) the past and present operations of the Company, (iv) the historical results of operations of the Company, (v) the prospects for future earnings and business potential of the Company, (vi) the general condition of the securities markets at the time of this offering, (vii) the recent market prices of securities of generally comparable companies, (viii) the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, and (ix) other factors deemed to be relevant.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Anthony J. Medaglia, Jr., a Stockholder of Hutchins, Wheeler & Dittmar and the Clerk of the Company, holds options to purchase 6,666 shares of Common Stock, none of which is currently exercisable. Certain legal matters relating to the offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The balance sheets as of December 31, 1995 and 1996 and the statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1996 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document. Each such statement is qualified in all respects by such reference to such exhibit.

     Upon completion of the offering, the Company will be subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, will be required to file reports, proxy and information statements, and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement of which this Prospectus is a part and the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic reports, proxy and information statements, and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system, are publicly available through the Commission's Web site (http://www.sec.gov).

                              VOICETEK CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants.....................................................  F-2
Balance Sheets as of December 31, 1995 and 1996.......................................  F-3
Statements of Operations for the years ended December 31, 1994, 1995 and 1996.........  F-4
Statements of Stockholders' Deficit for the years ended December 31, 1994, 1995 and
  1996................................................................................  F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996.........  F-6
Notes to Financial Statements.........................................................  F-7

     This is the form of the report that we expect to issue upon the effectiveness of the reverse stock split discussed in Note 11 of Notes to Financial Statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Voicetek Corporation:

     We have audited the accompanying balance sheets of Voicetek Corporation as of December 31, 1995 and 1996, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voicetek Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Boston, Massachusetts
February 3, 1997, except as to
the information presented in Note 11,
for which the date is February 12, 1997

                              VOICETEK CORPORATION

                                 BALANCE SHEETS

                                                                                     PRO FORMA
                                                                 DECEMBER 31,        DECEMBER
                                                              -------------------       31,
                                                                1995       1996        1996
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                                              (IN THOUSANDS)         (NOTE 2)
                                            ASSETS
Current assets:
     Cash and cash equivalents..............................  $    162   $     --    $      --
     Accounts receivable, less allowances of $45 in 1995 and
       $70
       in 1996..............................................     3,518      7,460        7,460
     Unbilled accounts receivable...........................       508        440          440
     Inventories............................................       874      1,188        1,188
     Other current assets...................................       164        388          388
     Deferred taxes.........................................     1,200      2,728        2,728
                                                              --------   --------     --------
          Total current assets..............................     6,426     12,204       12,204
Property and equipment, net.................................       845      1,900        1,900
Deferred taxes..............................................        --      1,886        1,886
Intangible asset............................................        --         25           25
                                                              --------   --------     --------
          Total assets......................................  $  7,271   $ 16,015    $  16,015
                                                              ========   ========     ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Short-term debt........................................  $    925   $  2,841    $   2,841
     Notes payable -- related party.........................       104         --           --
     Accounts payable.......................................     1,046      1,705        1,705
     Accrued expenses.......................................       828      2,300        2,300
     Deferred revenue.......................................       420        762          762
                                                              --------   --------     --------
          Total current liabilities.........................     3,323      7,608        7,608
Long-term debt..............................................        --        236          236
Redeemable convertible preferred stock, at liquidation
  preference................................................    10,201     11,297           --
Commitments and contingencies (Note 8)
Common stock, $.01 par value; 20,000,000 shares authorized,
  380,698, 450,916 and 5,027,760 shares issued and
  outstanding at December 31, 1995 and 1996 and on a pro
  forma basis,
  respectively..............................................         4          5           50
Additional paid-in capital..................................     8,024      7,087       18,339
Accumulated deficit.........................................   (14,281)   (10,218)     (10,218)
                                                              --------   --------     --------
          Total liabilities and stockholders' equity
            (deficit).......................................  $  7,271   $ 16,015    $  16,015
                                                              ========   ========     ========

    The accompanying notes are an integral part of the financial statements.

                              VOICETEK CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                             DATA)
Revenues:
     Systems..................................................  $ 7,746     $11,477     $16,239
     Services.................................................    2,310       4,244       5,862
                                                                -------     -------     -------
          Total revenues......................................   10,056      15,721      22,101
Cost of revenues:
     Systems..................................................    2,393       3,704       5,183
     Services.................................................    1,276       2,234       3,161
                                                                -------     -------     -------
          Total cost of revenues..............................    3,669       5,938       8,344
                                                                -------     -------     -------
Gross profit..................................................    6,387       9,783      13,757
Operating expenses:
     Research and development.................................    2,340       3,361       5,771
     Sales and marketing......................................    2,163       3,806       5,435
     General and administrative...............................      998       1,315       1,629
                                                                -------     -------     -------
          Total operating expenses............................    5,501       8,482      12,835
                                                                -------     -------     -------
Income from operations........................................      886       1,301         922
Interest expense..............................................      (18)        (83)       (229)
Interest income...............................................        9          13          11
                                                                -------     -------     -------
Income before provision for (benefit from) income taxes.......      877       1,231         704
Provision for (benefit from) income taxes.....................       23      (1,161)     (3,359)
                                                                -------     -------     -------
Net income....................................................      854       2,392       4,063
Accretion of redeemable convertible preferred stock to
  redemption value............................................      410         996       1,096
                                                                -------     -------     -------
Net income available to common stockholders...................  $   444     $ 1,396     $ 2,967
                                                                =======     =======     =======
Net income per share -- historical basis (Note 2)
Pro forma net income per share................................                          $  0.72
                                                                                        =======
Pro forma weighted average shares outstanding.................                            5,680
                                                                                        =======

    The accompanying notes are an integral part of the financial statements.

                              VOICETEK CORPORATION

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                 COMMON STOCK     ADDITIONAL                     TOTAL
                                               ----------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                               SHARES   AMOUNT     CAPITAL       DEFICIT        DEFICIT
                                               ------   -------   ----------   -----------   -------------
                                                                     (IN THOUSANDS)
Balance at December 31, 1993.................    143      $ 1       $9,415      $ (17,527)      $(8,111)
Stock options exercised......................     54        1            3                            4
Accretion of redeemable convertible preferred
  stock to redemption value..................                         (410)                        (410)
Net income...................................                                         854           854
                                                 ---      ---       ------       --------       -------
Balance at December 31, 1994.................    197        2        9,008        (16,673)       (7,663)
Stock options exercised......................    184        2           12                           14
Accretion of redeemable convertible preferred
  stock to redemption value..................                         (996)                        (996)
Net income...................................                                       2,392         2,392
                                                 ---      ---       ------       --------       -------
Balance at December 31, 1995.................    381        4        8,024        (14,281)       (6,253)
Stock options exercised......................     50        1            5                            6
Conversion of stockholder note payable.......     20                   154                          154
Accretion of redeemable convertible preferred
  stock to redemption value..................                       (1,096)                      (1,096)
Net income...................................                                       4,063         4,063
                                                 ---      ---       ------       --------       -------
Balance at December 31, 1996.................    451      $ 5       $7,087      $ (10,218)      $(3,126)
                                                 ===      ===       ======       ========       =======

    The accompanying notes are an integral part of the financial statements.

                              VOICETEK CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                  1994       1995        1996
                                                                 ------     -------     -------
                                                                 (IN THOUSANDS)
Cash flows from operating activities:
     Net income................................................  $  854     $ 2,392     $ 4,063
     Adjustments to reconcile net income to net cash used for
       operating activities:
          Depreciation and amortization of property and
            equipment..........................................     295         386         716
          Amortization of capitalized software development
            costs..............................................      50          --          --
          Accrued interest converted into common stock.........      --          --          19
          Deferred taxes.......................................      --      (1,200)     (3,414)
          Changes in operating assets and liabilities:
               Accounts receivable.............................    (716)     (1,580)     (3,942)
               Inventories.....................................     (94)       (602)       (314)
               Unbilled accounts receivable....................      --        (508)         68
               Other current assets............................     (29)        (93)       (224)
               Accounts payable................................     (14)        409         659
               Accrued expenses................................     155          41       1,503
               Deferred revenue................................     382         (83)        342
                                                                 ------     -------     -------
                    Net cash provided by (used for) operating
                      activities...............................     883        (838)       (524)
                                                                 ------     -------     -------
Cash flows from investing activities:
     Additions to property and equipment.......................    (289)       (712)     (1,771)
     Acquisition of intangible asset...........................      --          --         (25)
                                                                 ------     -------     -------
                    Net cash used in investing activities......    (289)       (712)     (1,796)
                                                                 ------     -------     -------
Cash flows from financing activities:
     Proceeds from short-term debt.............................      --         925       1,916
     Proceeds from long-term debt..............................      --          --         236
     Proceeds from issuance of convertible equity instrument...      75          --          --
     Proceeds from exercise of stock options...................       4          14           6
                                                                 ------     -------     -------
                    Net cash provided by financing
                      activities...............................      79         939       2,158
                                                                 ------     -------     -------
Net change in cash and cash equivalents........................     673        (611)       (162)
Cash and cash equivalents, beginning of year...................     100         773         162
                                                                 ------     -------     -------
Cash and cash equivalents, end of year.........................  $  773     $   162          --
                                                                 ======     =======     =======
Supplemental disclosure of cash flow information:
     Interest paid.............................................  $    8     $    64     $   217
     Taxes paid................................................      --     $    89     $    50
Supplemental disclosure of noncash financing transactions:
     Equipment acquired under capital leases...................  $   16     $   163          --
     Conversion of related party note payable to common
       stock...................................................      --          --     $   154

    The accompanying notes are an integral part of the financial statements.

                              VOICETEK CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND OPERATIONS:

     Voicetek Corporation (a Massachusetts corporation) (the "Company") was incorporated in 1981 and operates in one business segment. The Company develops, markets and supports interactive communications systems. The Company's principal market and its operations are located in the United States.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables include receivables from significant customers. The Company's customers are concentrated in one industry segment, the telecommunications industry, and, historically, a significant portion of the Company's revenues have been to a limited number of customers within this industry. The Company does not require collateral or other security to support customer receivables. The Company maintains reserves for credit losses and such losses have been within management's expectations. The Company's allowances amounted to $25,000, $45,000 and $70,000 at December 31, 1994, 1995 and 1996, respectively. The provision charged to the Statement of Operations was $34,000, $41,000 and $39,000 in 1994, 1995 and 1996,
respectively, and write-offs against the allowances were $34,000, $21,000 and $14,000 in 1994, 1995 and 1996, respectively.

CASH AND CASH EQUIVALENTS

     The Company's policy is to include amounts as cash and cash equivalents that are short-term, highly liquid investments purchased with a maturity at issuance of three months or less.

INVENTORIES

     Inventories, consisting primarily of purchased components, include materials, labor and overhead, are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives:

        Equipment......................  3 years
        Furniture and fixtures.........  3 years
        Leasehold improvements.........  The shorter of the lease term or the life of the asset

     Expenditures for major improvements which substantially increase the useful lives of assets are capitalized. Repair and maintenance costs are expensed as incurred. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in results of operations.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Software development costs incurred subsequent to the

                              VOICETEK CORPORATION
establishment of technological feasibility and for significant product enhancements are capitalized until the product is available for general release to customers, and amortized to cost of revenues. Amortization of capitalized software costs is recognized on the greater of the straight-line basis over the estimated economic lives of the related products, or the ratio of current gross revenues to total current and expected future gross revenues of the related products. The Company did not capitalize any software development costs during 1994, 1995 and 1996 because the amounts eligible for capitalization were immaterial.

REVENUE RECOGNITION

     The Company recognizes product and license revenues upon execution of a contract and shipment to customers provided that no significant vendor obligations remain outstanding and collection of the resulting receivable is deemed probable by management. If insignificant vendor obligations remain after shipment of the product, the Company accrues for the estimated costs of such obligations. Additionally, the Company accrues for warranty costs upon shipment. Revenue from post-customer support (maintenance) contracts is recognized ratably over the life of the contract, generally one year. Revenue from training and consulting is recognized as the services are provided. For certain contracts eligible under AICPA Statement of Position No. 81-1, revenue is recognized using the percentage-of-completion accounting method based upon an efforts-expended method. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined. The percentage-of-completion method requires estimates of costs to complete which may differ from actual costs.

UNBILLED ACCOUNTS RECEIVABLE

     Unbilled accounts receivable represents revenue recognized for contracts accounted for under the percentage-of-completion method which had not been billed at the balance sheet date. All amounts are expected to be collected within one year. There are no amounts included in accounts receivable or unbilled accounts receivable which represent retainages.

INCOME TAXES

     The Company provides for income taxes using the liability method whereby recognition of deferred tax liabilities and assets is based on expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides for a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

UNAUDITED PRO FORMA BALANCE SHEET

     All outstanding shares of Preferred Stock shall automatically convert to shares of common stock upon the closing of an underwritten public offering of common stock on a "firm commitment" basis pursuant to a registration statement on Form S-1 filed under the Securities Act of 1933, as amended, provided that specified minimum per share and gross proceeds are received by the Company. The unaudited pro forma balance sheet as of December 31, 1996 has been prepared assuming the conversion of all the outstanding shares of Preferred Stock into 4,576,844 shares of common stock.

COMPUTATION OF INCOME PER SHARE

     Net income per share is computed based upon the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares are included in per share calculations where the effect of their inclusion would be dilutive. The preferred stock outstanding is not considered a common stock equivalent based on its effective yield when issued. In accordance with the Securities and

                              VOICETEK CORPORATION

Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares (including stock options) issued during the twelve-month period prior to the initial filing date in February 1997 of the Registration Statement relating to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods presented, using the treasury stock method at the midpoint of the range of the assumed initial public offering price.

     Net income per share on a pro forma basis is computed in the same manner as net income per share on a historical basis except that, in the pro forma calculation all outstanding shares of preferred stock are included in the computation as if they had been converted into an equivalent number of shares of common stock.

     Net income per share on a historical basis is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                     ------------------------------------
                                                      1994           1995           1996
                                                     ------         ------         ------
                                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                                   AMOUNTS)
        Net income per share.......................  $ 1.26         $ 1.27         $ 2.69
                                                     ======         ======         ======
        Weighted average shares outstanding........     351          1,096          1,103
                                                     ======         ======         ======

     Fully diluted net income per share was $0.16, $0.40 and $0.71 in 1994, 1995 and 1996, respectively. Supplemental earnings per share reflecting the elimination of the debt to be paid off with proceeds received from the proposed initial public offering is $2.29 for the year ended December 31, 1996.

3.  PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                                  YEARS ENDED DECEMBER
                                                                           31,
                                                                  ---------------------
                                                                   1995           1996
                                                                  ------         ------
                                                                     (IN THOUSANDS)
        Equipment...............................................  $3,054         $4,511
        Furniture and fixtures..................................     320            422
        Leasehold improvements..................................      46            258
                                                                  -------        -------
                                                                   3,420          5,191
        Less accumulated depreciation and amortization..........   2,575          3,291
                                                                  -------        -------
                                                                  $  845         $1,900
                                                                  =======        =======

     Equipment under capital leases consists of the following:

                                                                  YEARS ENDED DECEMBER
                                                                           31,
                                                                  ---------------------
                                                                   1995           1996
                                                                  ------         ------
                                                                     (IN THOUSANDS)
        Equipment...............................................  $  211         $  211
        Less accumulated amortization...........................      97            184
                                                                   -----          -----
                                                                  $  114         $   27
                                                                   =====          =====

                              VOICETEK CORPORATION

4.  INVENTORIES:

     Inventories consists of the following:

                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1995       1996
                                                                      ------     ------
                                                                       (IN THOUSANDS)
        Inventories:
             Raw materials (purchased components)...................    $599     $  885
             Work in process........................................     131         67
             Finished goods.........................................     144        236
                                                                        ----     ------
                  Total inventories.................................    $874     $1,188
                                                                        ====     ======

5.  REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT:

     During 1996, the Company's Board of Directors voted to increase the number of authorized shares of Common Stock to 30,000,000 shares, and to create a class of 1,000,000 shares of "blank check" preferred stock which may be issued in one or more series with such rights, terms and privileges as the Board of Directors of the Company shall deem necessary or desirable. These actions are subject to stockholder approval and have not been reflected in these financial statements.

1994 RECAPITALIZATION

     In 1994, the preferred stockholders' ownership in the Company was reallocated among the preferred stockholders pursuant to a recapitalization. The Company raised $2,458,000 during 1992 and 1993 principally from certain existing preferred stockholders. The accretion related to this financing, calculated using the effective yield, amounted to approximately $1,252,000. This accretion was charged to additional paid in capital and reduced net income available to common stockholders principally in 1993. The ownership of common stockholders was not affected by the recapitalization.

REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The outstanding preferred stock of the Company consists of Redeemable Convertible Preferred Stock (issued and outstanding: 5,455,713 shares of Senior Preferred ("Senior") and 679,803 shares of Junior Preferred Series 1 ("Junior Series 1") and 729,758 shares of Junior Preferred Series 2 ("Junior Series 2"), respectively) (together the "Preferred Stock").

     The carrying amounts of the Preferred Stock were the same as the respective redemption amounts, and were as follows:

                                                                 DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Senior Preferred..............................   $5,885     $ 6,525     $ 7,228
        Junior Series 1...............................    2,128       2,358       2,611
        Junior Series 2...............................    1,192       1,318       1,458
                                                        -------     -------     -------
                  Total...............................   $9,205     $10,201     $11,297
                                                        =======     =======     =======

  Voting

     The Preferred Stock has the same voting rights as common stock on an as-converted basis.

                              VOICETEK CORPORATION

  Dividends

     The holders of Preferred Stock have the right to receive out of funds legally available cumulative dividends, when and if declared by the Board of Directors. The dividends for the Junior Series 1, Junior Series 2 and Senior shares shall be at the annual rate of $0.25, $0.13 and $0.10 per share, respectively. Holders of Senior, Junior Series 1 and Junior Series 2 Preferred Stock shall also be entitled to an annual 10% interest on unpaid dividends, as defined.

  Liquidation

     Upon any liquidation, dissolution or winding up of the Company the holders of Preferred Stock are entitled to receive the liquidation preference (as defined) plus any declared and unpaid dividends before any distribution may be made to common stockholders.

  Conversion

     Each share of Senior, Junior Series 1 and Junior Series 2 Preferred Stock is convertible, on a two-for-three basis, into shares of common stock at the option of the holders. The conversion rate is adjustable for certain dilutive events.

     All outstanding shares of Preferred Stock shall automatically convert to shares of common stock upon the closing of an underwritten public offering of common stock on a "firm commitment" basis pursuant to a registration statement on Form S-1 filed under the Securities Act of 1933, as amended, provided that specified minimum per share and gross proceeds are received by the Company.

  Redemption

     The Preferred Stock is redeemable at the option of the holder at any time on or after September 30, 1997 for Senior, Junior Series 1 and Junior Series 2 shares at redemption prices per share of $1.005785, $2.501729 and $1.329820, respectively, plus all accrued but unpaid dividends at per share amounts of $0.10, $0.25 and $0.13 for Senior, Junior Series 1 and Junior Series 2, respectively, on a per annum basis plus 10% interest. (See also Note 11 for a subsequent event).

STOCK OPTION PLANS

  1992 Equity Incentive Plan

     In 1992, the Company amended its previous qualified stock option plan and established the 1992 Equity Incentive Plan (the "1992 Plan"). Options granted under the 1992 Plan vest over a period of four years. The options expire ten years from the date of grant.

     The Company applies APB Opinion No. 25 and related Interpretations on accounting for its plans, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the option grants been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's pro forma net income for 1995 and 1996 would have been approximately $2,359,000 and $3,893,000, respectively. In calculating these pro forma disclosures, the fair value of each option grant in 1995 and 1996 has been estimated on the date of grant using the minimum value method with the following assumptions: risk-free interest rate of 6.75% in 1995 and 1996, and expected lives of ten years.

                              VOICETEK CORPORATION

     Information related to stock option transactions under the 1992 plan is as follows:

                                                                          WEIGHTED AVERAGE
                                                              SHARES       EXERCISE PRICE
                                                             --------     ----------------
        Balance at December 31, 1993.......................   801,409           $.075
             Granted.......................................   105,993            .127
             Canceled......................................   (58,703)           .075
             Exercised.....................................   (53,791)           .075
                                                             ---------
        Balance at December 31, 1994.......................   794,908            .082
             Granted.......................................   113,036           2.288
             Canceled......................................   (10,146)           .075
             Exercised.....................................  (183,724)           .127
                                                             ---------
        Balance at December 31, 1995.......................   714,074            .432
             Granted.......................................   117,161           6.489
             Canceled......................................   (60,380)           .111
             Exercised.....................................   (49,746)          2.957
                                                             ---------
        Balance at December 31, 1996.......................   721,109          $1.227
                                                             =========

     Information related to options outstanding and exercisable, including options granted under the 1996 Option Plan, at December 31, 1996 is as follows:

      OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------     WEIGHTED AVERAGE     --------------------------------
    RANGE OF          NUMBER           REMAINING           NUMBER        WEIGHTED AVERAGE
EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE     EXERCISABLE      EXERCISE PRICE
----------------    -----------     ----------------     -----------     ----------------
$.075                 468,792       6.5 years              402,823            $ .075
 .075-.150             71,546       8  years                33,000              .141
 .375-4.50             85,627       9  years                23,808             2.509
 5.25-7.50            133,810       10 years                --                 6.564
                    -----------                          -----------
                      759,775                              459,631
                    ===========                          ==========

     The effects of applying SFAS 123 in this pro forma disclosure are not likely to be indicative of the pro forma future effect on net income because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The exercise price for each stock option grant was determined by the Board of Directors of the Company to be equal to the fair value of the common stock on the date of grant. In reaching this determination at the time of each such grant, the Board considered a broad range of factors, including the illiquid nature of an investment in the Company's common stock, the Company's historical financial performance, the preferences (including liquidation) of the Company's outstanding Preferred Stock and the Company's future prospects.

     At December 31, 1996, there were 459,631 options exercisable under the plan.

     In January 1997, options to purchase 58,873 shares of Common Stock were granted with exercise prices of $9.00 per share.

  1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors of the Company in August 1996. The 1996 Option Plan provides for the grant of stock options to key employees (including officers who may be members of the Company's Board of Directors), directors who are not employees and consultants to Company. Under the 1996 Option Plan, the Company could grant options intended to qualify as incentive stock options within the meaning of Section 422A of the Code, and options not

                              VOICETEK CORPORATION
intended to qualify as incentive stock options. A total of 333,333 shares of Common Stock were originally authorized for issuance under the 1996 Option Plan. Effective January 1, 1997 and each January 1 thereafter through January 1, 2006, the number of shares of Common Stock authorized for issuance under the 1996 Option Plan shall be increased cumulatively such that the number of shares of Common Stock subject to the 1996 Option Plan shall equal 15% of the total number of fully diluted shares of Common Stock (excluding shares of Common Stock issuable upon the exercise of options to purchase Common Stock granted under the Company's 1996 Director Option Plan, as defined below) as of the close of business on December 31 of the preceding year. As of December 31, 1996, no options were outstanding under the 1996 Option Plan.

  1996 Director Option Plan

     The Company's 1996 Stock Option Plan for Non-Employee Directors and Clerk (the "1996 Director Option Plan") was adopted by the Board of Directors of the Company in August 1996. The 1996 Director Option Plan provides for the grant of stock options to the Clerk and directors who are not employees of the Company. Under the 1996 Director Option Plan, the Company could grant options not intended to qualify as incentive stock options within the meaning of Section 422A of the Code. A total of 60,000 shares of Common Stock were originally authorized for issuance under the 1996 Director Option Plan. During 1996, options to purchase 38,666 shares of Common Stock, at an exercise price of $7.50 per share, were granted. As of December 31, 1996, these options remain outstanding under the 1996 Option Plan, none of which were exercisable. No options have been exercised to date and options outstanding expire at various dates through August 2006.

RESERVED SHARES

     The Company has reserved 5,733,851 shares of common stock for issuance upon the conversion of the Preferred Stock and for issuance upon the exercise of stock options under the Company's stock option plans.

6.  INCOME TAXES:

     The provision for (benefit from) income taxes consists of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                            1994       1995        1996
                                                            -----     -------     -------
                                                                   (IN THOUSANDS)
        Current:
             Federal......................................  $  18     $    20     $    22
             State........................................      5          19          33
                                                              ---     -------     -------
                                                               23          39          55
                                                              ---     -------     -------
        Deferred:
             Federal......................................     --        (905)     (2,825)
             State........................................     --        (295)       (589)
                                                              ---     -------     -------
                                                               --      (1,200)     (3,414)
                                                              ---     -------     -------
        Total provision for (benefit from) income taxes...  $  23     $(1,161)    $(3,359)
                                                              ===     =======     =======

     The following is a reconciliation between the U.S. federal statutory tax rate and the effective tax rate:

                              VOICETEK CORPORATION

                                                             YEARS ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1994        1995        1996
                                                          -------     -------     -------
        U.S. federal statutory tax rate.................     34.0%       34.0%       34.0%
        State income taxes, net of federal benefit......      0.5         1.0         5.5
        Nondeductible expenses..........................      0.9         1.3         3.8
        Alternative minimum tax.........................      2.1       --          --
        Decrease in valuation allowance.................    --          (97.4)     (520.4)
        Net operating losses and carryforward credits...    (34.9)      (31.0)      --
                                                            -----       -----       -----
        Effective tax rate..............................      2.6%      (92.1)%    (477.1)%
                                                            =====       =====       =====

     The following represents the significant components of the Company's net deferred tax assets:

                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1995        1996
                                                                      -------     -------
                                                                        (IN THOUSANDS)
        Deferred tax assets:
             Federal net operating losses.................            $ 3,725     $ 3,303
             Tax credit carryforwards.....................                511         334
             Depreciation and amortization................                 51          46
             State tax credits and NOL, net of federal
               benefit....................................                933         473
             Other temporary differences..................                258         458
             Valuation allowance for deferred tax
               assets.....................................             (4,278)      --
                                                                       ------      ------
        Net tax asset.....................................            $ 1,200     $ 4,614
                                                                       ======      ======

     The Company eliminated its remaining valuation allowance of $3,773,000 in the fourth quarter of 1996. Net operating losses expired in 1996 resulting in the reduction of deferred tax assets of $505,000. Management has evaluated the positive and negative evidence impacting the realizability of the Company's deferred tax assets and concluded based upon the weight of available evidence that it is more likely than not that it will generate taxable income prior to the expiration of its federal and state net operating losses and tax credit carryforwards. Accordingly, there is no valuation allowance against deferred tax assets at December 31, 1996. Management re-evaluates the positive and negative evidence on a quarterly basis, and accordingly, the deferred tax asset could be reduced in future periods. The Company reduced its valuation allowance by $1,228,000 in 1995 based upon Management's estimate of the amount of deferred tax assets that were more likely than not to be realized.

     As of December 31, 1996, the Company had approximately $9,700,000 of net operating loss carryforwards for federal income tax purposes which expire in the years 2004 through 2009. The Company had approximately $4,100,000 of state net operating losses which expire in the years 1997 through 2009. The Company has research and development credits for federal and state income tax purposes of approximately $560,000 and $450,000, respectively, which begin to expire in 1999. The federal and state net operating losses and credits are subject to certain limitations under IRC Section 382 which may affect the Company's ability to utilize them prior to expiration.

7.  DEBT:

     In September 1996, the Company amended its revolving credit agreement with a bank to increase its revolving line of credit to $5,000,000 at the prime rate plus 0.75% (9.00% at December 31, 1996), expiring on September 1, 1997. The outstanding balance at December 31, 1996 under the line of credit was $2,700,000. The line of credit is collateralized by certain receivables of the Company. The Company also entered into a term loan agreement with the bank. Borrowings under the term loan are payable over three years. The interest rate on borrowings under the term loan bear interest at the prime rate plus 1% (9.25% at December 31, 1996).

                              VOICETEK CORPORATION

The outstanding balance under the term loan was approximately $377,000 at December 31, 1996. The term loan is collateralized by certain equipment of the Company.

     The Company is subject to certain financial covenants under the agreements including specified debt to worth ratios and maintaining a certain capital base and profitability, as defined.

     In November 1988, the Company borrowed $250,000 from a stockholder and issued a note, payable in 48 monthly installments with an interest rate of 10% per annum. In April 1992, the original terms of the agreement were amended, and the payment of interest and principal by the Company, in agreement with the stockholder, was deferred until a future date. The principal balance of $104,176 and related accrued interest was converted into 20,488 shares of common stock in December 1996.

     At December 31, 1996, the Company had an immaterial cash overdraft balance.

8.  COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

     The Company occupies manufacturing and office space under an operating lease which expires in October 1999. The Company must pay insurance, maintenance, utilities and a percentage of real estate taxes on the lease. The Company also leases certain equipment under noncancelable capital leases that mature at various dates. The future minimum payments under the capital leases are immaterial.

     Approximate future, minimum, noncancelable, annual payments under the operating leases are as follows:

                                  YEARS ENDING
                                  DECEMBER 31,                             (IN THOUSANDS)
        -----------------------------------------------------------------
          1997...........................................................      $  323
          1998...........................................................         329
          1999...........................................................         346
          2000...........................................................         409
          2001...........................................................         425
                                                                               ------
                                                                               $1,832
                                                                               ======

     Rent expense under operating leases was approximately $109,000, $191,000 and $233,000 in 1994, 1995 and 1996, respectively.

9.  EMPLOYEE PLAN:

     As amended on January 1, 1988, the Company approved the establishment of the Voicetek Corporation 401(k) Plan (the "Plan"). Employees are eligible to participate in the Plan by meeting certain requirements, including length of service and minimum age. The Company can elect to make discretionary matching contributions. The annual contributions may not exceed the maximum allowed under the applicable provisions of the Internal Revenue Code. The Company has provided for contributions of approximately $28,000, $48,000 and $58,000 in 1994, 1995 and 1996, respectively.

                              VOICETEK CORPORATION

10.  SIGNIFICANT CUSTOMERS AND EXPORT SALES:

     The following represents significant customer revenue:

                                                             YEARS ENDED DECEMBER 31,
                                                        -----------------------------------
                                                         1994          1995          1996
                                                        -------       -------       -------
        Customer A....................................     45%           25%           24%
        Customer B....................................     11            23            12
        Customer C....................................     --            --            12

     Export sales were approximately $719,000, $1,604,000 and $2,352,000 in 1994, 1995 and 1996, respectively.

11.  SUBSEQUENT EVENTS:

     On February 12, 1997, the Board of Directors approved a two-for-three stock split of the Company's common stock. All share and per share amounts have been restated in these financial statements to reflect this reverse stock split.

     In February 1997, certain holders of Preferred Stock contractually agreed to extend the redemption date on the Redeemable Convertible Preferred Stock to July 31, 1998.

                        [ARTWORK DEPICTING PHOTOGRAPH OF
                         COMPUTER SCREEN WHILE RUNNING
                  GENERATIONS APPLICATION DEVELOPER SOFTWARE]

------------------------------------------------------------
------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Prospectus Summary....................................    3
Risk Factors..........................................    5
Use of Proceeds.......................................   11
Dividend Policy.......................................   11
Capitalization........................................   12
Dilution..............................................   13
Selected Financial Data...............................   14
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................   15
Business..............................................   21
Management............................................   32
Certain Transactions..................................   38
Principal and Selling Stockholders....................   39
Description of Capital Stock..........................   41
Shares Eligible for Future Sale.......................   43
Underwriting..........................................   45
Legal Matters.........................................   46
Experts...............................................   46
Additional Information................................   46
Index to Financial Statements.........................  F-1

                            ------------------------

  UNTIL   , 1997 (25 DAYS FROM THE DATE OF THE PROSPECTUS), ALL DEALERS
EFFECTING TRANSAC-
TIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OF SUBSCRIPTIONS.

------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            OPPENHEIMER & CO., INC.

                            FIRST ALBANY CORPORATION

                                         , 1997
------------------------------------------------------------
------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby (including the Common Stock which may be issued pursuant to an over-allotment option) are as follows:

                                                                               AMOUNTS
                                                                              ----------
     SEC Registration fee...................................................      10,455
     NASD filing fee........................................................       3,950
     Nasdaq National Market fee.............................................      30,070
     Printing Expenses......................................................     150,000
     Legal fees and expenses................................................     250,000
     Accounting Fees and expenses...........................................     250,000
     Blue sky fees and expenses (including legal fees and expenses).........      10,000
     Transfer agent and registrar fees and expenses.........................      10,000
     Miscellaneous..........................................................      35,525
                                                                              ----------
          Total.............................................................  $  750,000*
                                                                              ==========

     The Company will bear all expenses shown above.
---------------

* All amounts are estimated, except SEC Registration, NASD and Nasdaq National Market Fees.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of Chapter 156B of the Massachusetts Business Corporation Law, which is applicable to the Company, provides as follows:

     Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

     No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

     A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     In addition, pursuant to its Articles of Organization and By-laws, the Company shall indemnify its directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

     The Company maintains directors and officers liability insurance for the benefit of its directors and certain of its officers and has entered into indemnification agreements with its directors and certain of its officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, Voicetek has issued the following securities, none of which have been registered under the Securities Act of 1933, as amended (the "Act"):

          (a) Since January 1, 1994, the Company has granted options to purchase an aggregate of 374,856 shares of Common Stock, 144,999 of which have been granted to executive officers and directors of the Company.

          (b) Since January 1, 1994, the Company has issued 287,261 shares of Common Stock upon the exercise of options at an average exercise price of $0.08, of which 287,261 shares were issued to executive officers and directors of the Corporation.

          (c) In December 1996, the company issued 20,248 shares of Common Stock to a current stockholder upon the conversion of outstanding principal balance (and accrued interest) on a promissory note.

          (d) In connection with the Company's Credit Facility, on September 30, 1996, the Company issued a promissory note in the original principal amount of $1.0 million to Fleet Bank of Massachusetts, N.A.

          (e) In December 1994, the Company issued 6,286 shares of Senior Preferred Stock.

ITEM 16.  EXHIBITS

A. EXHIBITS:
     1.1        Form of Underwriting Agreement
     3.1        Restated Articles of Organization
     3.2        Amended and Restated By-laws
     4.1        Specimen certificate representing the Common Stock*
     5.1        Opinion of Hutchins, Wheeler & Dittmar, a Professional Corporation*
    10.1        OEM Agreement between Northern Telecom, Inc. and Voicetek dated June 16, 1995**
    10.2        Amendment No. 1 to OEM Agreement dated December 3, 1996**
    10.3        Volume Purchase Agreement between Dialogic Corporation and Voicetek dated as of
                  September 20, 1995**
    10.4        Distributor Agreement between Rockwell International, SSD and Voicetek as of
                  September 26, 1996**
    10.5        Lease dated as of May 25, 1993 by and between Teachers Realty Corporation and
                  Voicetek
    10.6        First Amendment to Lease dated August 8, 1994
    10.7        Second Amendment to Lease dated March 25, 1996
    10.8        Third Amendment to Lease dated November 8, 1996
    10.9        Letter Agreement dated September 21, 1994 between Fleet Bank of Massachusetts,
                  N.A. and Voicetek
    10.10       Third Loan Modification Agreement dated September 26, 1996 between Voicetek and
                  Fleet National Bank
    10.11       Executive Employment Agreement dated as of January 13, 1997 between Voicetek and
                  Sheldon Dinkes
    10.12       Executive Employment Agreement dated as of January 13, 1997 between Voicetek and
                  Roger Tuttle

A. EXHIBITS:
    10.13       Executive Employment Agreement dated as of January 13, 1997 between Voicetek and
                  Paul Gagne
    10.14       Executive Employment Agreement dated as of January 13, 1997 between Voicetek and
                  Scott Ganson
    10.15       Executive Employment Agreement dated as of January 13, 1997 between Voicetek and
                  Daniel Poranski
    10.16       Voicetek Corporation 1992 Equity Incentive Plan
    10.17       Voicetek Corporation 1996 Stock Option Plan
    10.18       Voicetek Corporation 1996 Stock Option Plan for Non-Employee Directors and Clerk
    10.19       Voicetek Corporation 1997 Employee Stock Purchase Plan
    10.20       Registration and First Refusal Rights Agreement dated as of December 22, 1992 by and among Voicetek and the holders of the Company's Preferred Stock
    11.1        Statement re: Computation of Per Share Earnings
    23.1        Consent of Coopers & Lybrand, L.L.P.
    23.2        Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in
                    Exhibit 5.1 above)
    27.1        Financial Data Schedule

---------------
 * to be filed by amendment.
** Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Commission.

B. FINANCIAL STATEMENT SCHEDULES.

     All schedules have been omitted because the information is not applicable or because the information required is included in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of his registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chelmsford, Massachusetts, on February 14, 1997.

                                          VOICETEK CORPORATION

                                          By: /s/      SHELDON L. DINKES
                                            ------------------------------------
                                              SHELDON L. DINKES
                                            PRESIDENT AND CHIEF EXECUTIVE
                                              OFFICER

     We, the undersigned officers and directors of Voicetek Corporation, hereby severally constitute and appoint Sheldon L. Dinkes and John A. Blaeser, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, and generally to do all such things in our names and on our behalf in our capacities with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                               TITLE(S)                      DATE
----------------------------------------   ---------------------------------  ------------------

         /s/ SHELDON L. DINKES             President, Chief Executive         February 14, 1997
----------------------------------------     Officer and Director
           SHELDON L. DINKES

        /s/ ROGER N. TUTTLE, JR.           Vice President and Treasurer       February 14, 1997
----------------------------------------     (principal accounting officer)
          ROGER N. TUTTLE JR.

        /s/ CHRISTOPHER W. LYNCH           Director                           February 14, 1997
----------------------------------------
          CHRISTOPHER W. LYNCH

          /s/ SHERMAN M. WOLF              Director                           February 14, 1997
----------------------------------------
            SHERMAN M. WOLF

           /s/ ALAN VOULGARIS              Director                           February 14, 1997
----------------------------------------
             ALAN VOULGARIS

          /s/ JOHN A. BLAESER              Director                           February 14, 1997
----------------------------------------
            JOHN A. BLAESER

                                 EXHIBIT INDEX

                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER                                DESCRIPTION                                    PAGE
------   ----------------------------------------------------------------------  ------------
  1.1    Form of Underwriting Agreement........................................
  3.1    Restated Articles of Organization.....................................
  3.2    Amended and Restated By-laws..........................................
  4.1    Specimen certificate representing the Common Stock*...................
  5.1    Opinion of Hutchins, Wheeler & Dittmar, a Professional Corporation*...
 10.1    OEM Agreement between Northern Telecom, Inc. and Voicetek dated June
           16, 1995**..........................................................
 10.2    Amendment No. 1 to OEM Agreement dated December 3, 1996**.............
 10.3    Volume Purchase Agreement between Dialogic Corporation and Voicetek dated as of September 20, 1995**....................................
 10.4    Distributor Agreement between Rockwell International, SSD and Voicetek as of September 26, 1996**..........................................
 10.5    Lease dated as of May 25, 1993 by and between Teachers Realty
           Corporation and Voicetek............................................
 10.6    First Amendment to Lease dated August 8, 1994.........................
 10.7    Second Amendment to Lease dated March 25, 1996........................
 10.8    Third Amendment to Lease dated November 8, 1996.......................
 10.9    Letter Agreement dated September 21, 1994 between Fleet Bank of
           Massachusetts, N.A. and Voicetek....................................
 10.10   Third Loan Modification Agreement dated September 26, 1996............
 10.11   Executive Employment Agreement dated as of January 13, 1997 between
           Voicetek and Sheldon Dinkes.........................................
 10.12   Executive Employment Agreement dated as of January 13, 1997 between
           Voicetek and Roger Tuttle...........................................
 10.13   Executive Employment Agreement dated as of January 13, 1997 between
           Voicetek and Paul Gagne.............................................
 10.14   Executive Employment Agreement dated as of January 13, 1997 between
           Voicetek and Scott Ganson...........................................
 10.15   Executive Employment Agreement dated as of January 13, 1997 between
           Voicetek and Daniel Poranski........................................
 10.16   Voicetek Corporation 1992 Equity Incentive Plan.......................
 10.17   Voicetek Corporation 1996 Stock Option Plan...........................
 10.18   Voicetek Corporation 1996 Stock Option Plan for Non-Employee Directors
           and Clerk...........................................................
 10.19   Voicetek Corporation 1997 Employee Stock Purchase Plan................
 10.20   Registration and First Refusal Rights Agreement dated as of December
           22, 1992 by and among Voicetek and the holders of the Company's
           Preferred Stock.....................................................
 11.1    Statement re: Computation of Per Share Earnings.......................
 23.1    Consent of Coopers & Lybrand, L.L.P...................................
 23.2    Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation
           (included in Exhibit 5.1 above).....................................
 27.1    Financial Data Schedule...............................................

---------------
 * to be filed by amendment.

** Confidential Treatment Requested.